Exhibit 99.2

SHARE PURCHASE AGREEMENT

AMONG

AKANDA CORP.

- and -

CANNAHEALTH LIMITED

- and -

HOLIGEN LIMITED

- and -

SOMAI PHARMACEUTICALS UNIPESSOAL, LDA.

Dated as of February 28, 2024

i

ARTICLE 5 COVENANTS		30
5.1	Interim Operations.	30
5.2	Access to Information.	32
5.3	Notice of Certain Events.	32
5.4	Efforts.	32
5.5	Exclusivity.	33
5.6	Confidentiality.	33
5.7	Expenses.	33
5.8	Post-Closing Deliverables	34
5.9	Further Assurances.	34
5.10	Termination of Certain Arrangements.	34
5.11	Pending Debt Post-Payment of Defaulted Installments	34
ARTICLE 6 CONDITIONS PRECEDENT		35
6.1	Conditions to the Obligations of the Parties.	35
6.2	Conditions to the Obligations of the Vendor.	35
6.3	Conditions to the Obligations of Purchaser.	36
ARTICLE 7 INDEMNIFICATION		38
7.1	Indemnity by Vendor, Akanda and Cannahealth Limited	38
7.2	Indemnity by Purchaser	38
7.3	Claim Notice.	39
7.4	Limitation of Liability of Vendor, Akanda and Cannahealth Limited	39
7.5	Limitation of Liability of Purchaser.	39
7.6	Indemnity Baskets	39
ARTICLE 8 POST-CLOSING TAX RETURNS		40
ARTICLE 9 TERMINATION		41
9.1	Grounds for Termination.	41
9.2	Notice of Termination.	41
9.3	Effect of Termination.	41
ARTICLE 10 RELEASES		42
10.1	Vendor’s Release.	42
10.2	Purchaser’s Member Group Release.	42
ARTICLE 11 GENERAL PROVISIONS		43
11.1	Non-Survival of Representations, Warranties and Covenants.	43
11.2	Notices.	43
11.3	Counterparts.	44
11.4	Amendments and Waivers.	44
11.5	Severability.	44
11.6	Assignment; Successors and Assigns.	44
11.7	No Third Party Beneficiaries.	44
11.8	Governing Law and Dispute Resolution	45
11.9	Specific Performance.	45
11.10	Interpretation; Absence of Presumption.	46
11.11	Announcements.	46
11.12	Entire Agreement.	46

ii

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated as of February 27, 2024, among Akanda Corp., a company incorporated under the laws of the Province of Ontario and having its registered office situated at 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 0A1 (“Akanda”), Cannahealth Limited, a company incorporated under the laws of Malta having company registration number C95702 and having its registered office situated at Level 4, The Penthouse, Suite 2, Europa Business Centre, Triq Dun Karm, Birkirkara, Malta, (“Cannahealth”), Holigen Limited, a company incorporated under the laws of Malta, having company registration number C87034 and having its registered office situated at Lara Buildings, Level 1, Guzeppi Calleja Street, Iklin, IKL 1262, Malta (the “Holigen” or the “Vendor”) and Somai Pharmaceuticals, Unipessoal, Lda., a company incorporated under the laws of Portugal, having company registration and tax number 516217127 and having its registered office situated at Lugar de Casal Pinheiro, Urbanização Pinheiros Park II, Bloco B, Rua 13 de Maio, nº 52, 2580 - 507 Carregado (“Somai” or the “Purchaser”)

WHEREAS, at the Agreement Date, the Vendor owns, beneficially and of record, the Purchased Shares;

WHEREAS the Purchaser wishes to acquire all of the Purchased Shares and the Purchased Receivables from the Vendor upon the terms and conditions set forth herein (the “Acquisition”);

WHEREAS the Vendor and the Purchaser have each agreed to the Acquisition;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions.

For purposes of this Agreement, the following terms will have the following meanings:

“Acquisition Proposal” has the meaning specified in Section 5.5.

“Action” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Court, Arbitral Tribunal, Governmental Authority or mediator.

“Acquisition” has the meaning specified in the Preamble to this Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, including: (i) in the case of Somai after the Closing, the Company; and (ii) in the case of a natural Person, any trust maintained for the benefit of such natural Person or such natural Person’s spouse or descendants (whether natural or adopted). For purposes of this Agreement, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this share purchase agreement, including all exhibits and schedules hereto, as the same may be amended or supplemented from time to time.

“Agreement Date” means the date of this Agreement.

“Aljustrel Lease” means the lease agreement executed between the Target Corporation and Agro Vale Longo, Lda, on August 21, 2018 (as amended by Amendment Agreement of May 10, 2019 and May 26, 2023) by means of which the latter leased the Aljustrel Leased Premises to the Target Corporation, who took on the lease of the same.

“Aljustrel Leased Premises” means parcel of land with an area of approximately 3.5 ha (as a result of the Amendment Agreement dated of May 26, 2023) identified in plans attached in Exhibit D to this Agreement, located in the following rural properties: (a) rural property located at Herdade do Azinhal inscribed in the tax department under article 42, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (b) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 2, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (c) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 3, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (d) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 4, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (e) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 5, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (f) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 6, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (g) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 7, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; (h) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 23, section V of the Union of Parishes of Aljustrel and Rio de Moinhos; and (i) rural property located at Courela das Texugueiras ou Texugueiras inscribed in the tax department under article 10, section V of the Union of Parishes of Aljustrel and Rio de Moinhos.

“Aljustrel Owned Property” means the urban property comprised of plot of land for construction with a total area of 66,331 sq.m, described in the Land Registry Office of Aljustrel under number 4426 of the parish of Aljustrel and inscribed in the tax department under article 4225 of the Union of Parishes of Aljustrel e Rio de Moinhos.

“Applicable Laws” means, with respect to any Person, any law (statutory, common or otherwise), rule, regulation, ordinance, order, injunction, judgment, award, decree, permit or determination of (or agreement with) a Governmental Authority, in each case binding on that Person or any of its assets or properties, including any stock exchange requirements.

“Bank Debt” means the debt owed by the target company to Caixa Central de Credito RDL, in particular the debt instruments to Caixa Central - Caixa de Crédito Agrícola Mútuo, C.R.L. and Caixa de Crédito Agrícola Mútuo do Alto Douro, C.R.L. (Sindicated loan nr. 58026295105 and 58026295427 - “Contrato de Abertura de Crédito com Livrança e Hipoteca Autónoma” of February 22, 2019) which is in default since May 22, 2023; the amount of the instalments in default on January 18, 2024 is € 570.536,11; according to a letter from Caixa dated as of December 13, 2023, the leasing contract nr. 29356 was in default for three instalments on the amount of € 403.651,15. To these amounts must be added the installments that have fallen due in the meantime, as well as the respective interest or any associated bank charges.

“Business” means (i) with respect to the Company, the business of acting as a holding company, holding all of the issued and outstanding shares of RPK, and (ii) with respect to RPK the business of medical cannabis cultivation, distribution and sales in Portugal and other European Union countries, as applicable.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Toronto, Ontario, Canada, Lisbon, Portugal or Valletta, Malta are authorized or required by Applicable Laws to be closed.

“Change of Control” means: (i) Akanda completing any transaction, including any consolidation, amalgamation, merger, plan of arrangement, reverse take-over or any other business combination or similar transaction whereby all of the outstanding shares of Akanda are sold, transferred or exchanged for securities of the resulting issuer that are not subject to any restricted period or hold period under applicable securities laws in Canada or the US or any other jurisdiction (other than in respect of resales by control persons or any escrow requirements of an applicable stock exchange); or (ii) Akanda consummating: (A) any transaction that results in a Person or Persons acting jointly or in concert, directly or indirectly, acquiring the right to cast, at a general meeting of shareholders of Akanda, more than 50% of the votes that may be ordinarily cast at a general meeting, (B) an amalgamation, consolidation or merger with or into any other Person, or any merger of another Person into Akanda, unless the holders of voting securities of Akanda immediately prior to such amalgamation, consolidation or merger hold securities representing 50% or more of the voting control or direction in Akanda or the successor entity upon completion of such amalgamation, consolidation or merger, or (C) any conveyance, transfer, sale, lease or other disposition of all or substantially all of Akanda’s assets and properties.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative action, suit, investigation or proceeding and any claim, arbitration or demand resulting therefrom, at law or in equity or by any Person.

“Closing” means the completion of the Contemplated Transaction on the Closing Date.

“Closing Date” means March 22, 2024 or such other date as may be mutually agreed upon by the Parties on which the Closing occurs.

“Closing Financial Statements” means the unaudited financial statements for the Target Corporation for the period commencing January 1, 2023 to and including the Closing Date.

“Closing Time” means 14:00 p.m. (Toronto time) on the Closing Date, or such other time as the parties may mutually determine.

“Company” or “RPK” means RPK BIOPHARMA, UNIPESSOAL, LDA., a company incorporated under the laws of Portugal, having company registration and tax number 514617845, and having its registered office situated at Edifício Holigen - Avenida Santa Isabel, nº 7, EN 249-4, 2635 - 047 Rio de Mouro.

“Company Financial Statements” means, collectively, the Company’s unaudited financial statements for the year ended December 31, 2023 and RPK’s unaudited financial statements for the year ended December 31, 2022.

“Company Share” or “Share” means the ordinary share (“Quota” in Portuguese) of € 21.981.865,91 (twenty-one million, nine hundred and eighty-one thousand, eight hundred sixty-five euros and ninety-one cents) in the capital of the Company and owned by the Vendor.

“Contemplated Transaction” mean collectively, the Acquisition, and all other transactions and action contemplated by the Transaction Documents.

“Contract” means any contract, agreement, policy, lease, commitment, understanding or arrangement, whether written or oral to which a Party or any Affiliate thereof is a party, or is bound or affected by, or to which any of their respective properties or assets is subject.

“Corporate IP” has the meaning specified in Section 3.19.1.

“Damages” means, whether or not involving a third party claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, damages available at law or in equity, or expense (including consultant’s and expert’s fees and expenses and reasonable costs, fees and expenses of legal counsel).

“Directors’ Resolution” has the meaning specified in Section 2.4.

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, Change of Control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices (whether written or unwritten) relating to any current or former employees, officers or directors or dependants or independent contractors of either Target Corporation or any of their respective dependants or beneficiaries maintained, sponsored, contributed to or funded by either Target Corporation or under which either Target Corporation may have any liability contingent or otherwise other than benefit plans established pursuant to statute.

“Enforceability Limitations” means limitations on enforcement and other remedies by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally or general principles of equity.

“Environmental Laws” means any Applicable Laws relating to environmental contamination, exposure to Hazardous Materials, the protection of the environment or the protection of human health and safety as it relates to the environment.

“Exchange” means the NASDAQ Capital Market.

“Fraud Claim” means any claim against any one or more of the Parties resulting from, in respect of, connected with, arising out of, under, or pursuant to fraud or fraudulent misrepresentation, intentional misrepresentation, willful breach or criminal conduct by such Person or Persons.

“IFRS” means the International Financial Reporting Standards established by the International Accounting Standards Board, as applicable, at the relevant time applied on a consistent basis.

“Governmental Authority” means any foreign, federal, state, provincial, federal, local or other government, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body with competent jurisdiction.

“Hazardous Material” means: (i) any solid, liquid, gaseous or radioactive substance which, when it enters a premise, exists in the premise or is present in the water supplied to the premise, or released into the environment from the premise that is likely to cause material harm or degradation to any property or the environment or to any Person; (ii) any pollutants, contaminants, hazardous waste or other noxious substances; and (iii) any substance declared at any time by any Governmental Authority to be hazardous under any Environmental Law.

“Indebtedness” means, without duplication, in respect of a Person: (i) all obligations (including the principal amount thereof and, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of such Person, whether or not represented by bonds, debentures, notes or other securities or instruments (and whether or not convertible into any other security or instruments), for the repayment of money borrowed, whether owing to banks, to financial institutions, to Governmental Authorities, on equipment leases or otherwise; (ii) all deferred indebtedness of such Person for the payment of the purchase price of property or assets purchased (other than current accounts payable that were incurred in the ordinary course of business); (iii) all obligations of such Person to pay rent or other amounts under a lease which is required to be classified as a capital lease or a liability on a balance sheet prepared in accordance with IFRS, consistently applied; (iv) all outstanding reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (v) all obligations, contingent or otherwise, of such Person to repay any grant or subsidy; (vi) all obligations of such Person under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement, or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (vii) all obligations secured by any Lien existing on property or assets owned by such Person, whether or not indebtedness secured thereby has been assumed; (viii) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, indebtedness of others; and (ix) all premiums, penalties, fees, expenses, breakage costs and Change of Control payments required to be paid in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Contemplated Transaction.

“Indemnified Party” means a Party or Parties entitled to indemnification from another Party or Parties pursuant to Article 7.

“Indemnifying Party” means a Party or Parties required to indemnify another Party or Parties pursuant to Article 7,

“Intellectual Property” means, collectively, all rights in or affecting intellectual or industrial property or other proprietary rights existing in any jurisdiction, including with respect to the following: (i) patents and applications therefor, and patents issuing thereon, including continuations, divisionals, continuations-in-part, reissues, reexaminations, renewals and extensions, and the right to file other or further applications and claim priority thereto; (ii) trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof; (iii) copyrights and registrations and applications therefor, works of authorship, “moral” rights and mask work rights; (iv) domain names, uniform resource locators and social media accounts or handles, including applications and registrations thereof; (v) telephone numbers; (vi) trade secrets; (vii) cannabis genetics; and (viii) the right to file applications and obtain registrations for any of the foregoing, as applicable.

“Liability” means any liability, debt, obligation or commitment of any nature whatsoever (whether direct or indirect, known or unknown, accrued or unaccrued, absolute or contingent, or matured or unmatured), including any arising under any Applicable Laws, License, Action or Contract.

“License” means any license, permit, consent, approval, certification or other authorization of any Governmental Authority.

“Lien” means, with respect to any asset or property, any lien, mortgage, pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset or property.

“Notice” has the meaning specified in Section 11.2.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the Person in question, taking into account actions taken in connection with such Person’s pursuit and implementation of the Contemplated Transaction.

“Organizational Documents” means, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company; (v) any charter, indenture or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vi) any amendment to any of the foregoing.

“Party” means a party to this Agreement, and “Parties” means all of the parties to this Agreement.

“Permitted Liens” means: (i) statutory Liens for current Taxes that are not yet due and payable as of the Closing Date or are being contested in good faith by appropriate proceedings; (ii) other Liens that arise or are incurred in the Ordinary Course of Business (other than in connection with any Indebtedness, including the Bank Debt), are not material in amount and do not adversely affect the title of, materially detract from the value of or materially interfere with any present use of, the assets or properties affected by such Lien.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchased Interest” has the meaning specified in Section 2.1.

“Purchased Receivables” has the meaning specified in Section 2.1.

“Purchased Share” has the same meaning of “Company Share” or simply “Share” as defined above.

“Related Party” means: (i) any affiliate of a Target Corporation; (ii) the Vendor; (iii) any affiliate of the Vendor; (iv) any director, officer, or employee of a Target Corporation or, if applicable, the Vendor; (v) any parent, sibling, descendant or spouse of any of the natural Persons referred to in clauses (i) through (iv): or (v) any third Person in which any of the foregoing Persons owns, directly or indirectly, more than five percent (5%) of the voting securities or partnership or other ownership interests.

“Real Property” means rights, title, estate and interest, of one or more of the Target Corporation in and to the lands and premises described in Exhibit D, including all buildings, erections, structures, fixtures and improvements of any nature or kind now and hereafter situated thereon and all other appurtenances thereto.

“RPK Real Property” means the list of the real property in Portugal which the Target Corporation owns, has a right to acquire, or leases.

“Securities Laws” means the securities legislation having application, the regulations and rules thereunder and all administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted by the applicable securities regulatory authority, all as amended.

“Share Transfer Instrument” has the meaning specified in Section 2.4.

“Sintra Property” means the urban property comprised of property with two floors intended for warehouse and industrial purposes, with a total area of 4,385.00 sq.m located at Limites de Albarraque – Urbanização Industrial – Cabra Figa, Plot 2, Rio de Mouro described in the 2nd Land Registry Office of Sintra under number 755 of Sintra parish and inscribed in the tax department under article 11180 of Rio de Mouro parish.

“Solicit” means any direct or indirect communication of any kind whatsoever that invites, advises, encourages or requests any Person, in any manner, to take or refrain from taking any action.

“Somai Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, a “Somai Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Somai Effects, materially adverse to Somai, the value of the Somai Shares or the financial condition or results of operations of Somai taken as a whole. Somai Shares means shares in Somai’s equity.

“Somai Member Group” means the companies that form part of the Somai Group and are affiliates or subsidiaries of “Somai, namely Somai Pharmaceuticals Ltd (Ireland), Somai Pharmaceuticals LDA (Portugal), Somai Pharmaceuticals Pty Ltd (Australia) and Somai Pharmaceuticals GmbH (Germany).

“Somai Released Person” has the meaning specified in Section 10.1.

“Subsidiary” means, in respect of any Person, any corporation, partnership, trust, unlimited liability company, limited liability company or other non-corporate business enterprise in which such Person owns stock or other ownership interests representing: (a) more than 50% of the voting power of all outstanding stock or ownership interest of such entity; or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon liquidation or dissolution of such entity.

“Target Corporation” means RPK Biopharma Unipessoal, Lda.

“Target Corporation Material Adverse Effect” means any change, event, development, occurrence, state of facts, condition or effect (each, a “Target Corporation Effect”) that is, or would reasonably be expected to be, individually or in the aggregate with all other Target Corporation Effects, materially adverse to the Target Corporation or the financial condition or results of operations of the Target Corporation taken as a whole, which is not expected on the date of signature of this contract, based on the company’s existing debts and liabilities and made known to the Purchaser in due diligence.

“Target Corporation Securities” has the meaning specified in Section 3.4.3.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed property, escheat, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in paragraph (i); above or this paragraph (ii); (iii) any liability for the payment of any amounts of the type described in paragraphs (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in paragraphs (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party.

“Tax Returns” means all returns, reports and other documents of every nature (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with any Governmental Authority relating to Taxes.

“Termination Date” has the meaning specified in Section 5.1.1.

“Transaction Documents” means, collectively, this Agreement and each other agreement, certificate or other document required pursuant to this Agreement to be executed and delivered on Closing.

“Transaction Expenses” means the aggregate of all expenses incurred by either the Target Corporation, or for which either the Target Corporation is responsible for paying on behalf of any other Person, in connection with the Contemplated Transaction (excluding any such costs incurred personally by the Vendor), including all investment banking, legal, accounting and other advisory fees incurred in respect of the transactions contemplated by this Agreement.

“U.S. Securities Act” means the United States Securities Act of 1933.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“Vendor Fundamental Representations” means, collectively, the representations and warranties set forth in Sections 3.4, 3.5, 3.6, 3.16 and 3.33.

1.2	Exhibits, Schedules.

The following Exhibits and Schedules form an integral part of this Agreement, which will be updated at Closing as necessary:

Exhibit A	Form of Assignment of Purchased Receivables
Exhibit B	Form of Resignation and Mutual Release
Exhibit C	Share Transfer Instrument
Exhibit D	Aljustrel Leased Premises Plan & Agreements
Exhibit E	Employees list and plan
Exhibit F	RPK Real Property
Exhibit G	Loans and Current AP
Exhibit H	Lawsuits/Proceedings
Exhibit I	Tax/Social Security
Exhibit J	Inventory, A/R & Cash Balance
Exhibit K	Due Diligence Disclosure Glossary

ARTICLE 2
PURCHASE OF PURCHASED INTEREST

2.1	Purchase of Purchased Interest

Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell, assign and transfer to the Purchaser and Purchaser covenants and agrees to purchase from the Vendor (i) the Company Share which is beneficially owned by the Vendor at the Closing Time (“Purchased Share”), being all of the issued and outstanding Company’s share capital, and (ii) the receivables owned by Holigen Limited to the Vendor and other related entities having an aggregate principal amount of € 23.774.356,28 (twenty-three million, seven hundred seventy four thousand, three hundred and fifty-six euros and twenty-eight cents) (collectively, the “Purchased Receivables”, and together with the Purchased Share, the “Purchased Interest”).

The Vendor, Akanda, and Cannahealth hereby assign to the Purchaser any and all financial instruments, including but not limited to shareholders’ loans, credits, accounts receivable, and any other forms of credits, that may exist in relation to the Vendor, Akanda, and Cannahealth over the Target Corporation. This assignment is expressly included in the sale and assumption of the same and constitutes a part of the consideration to be paid by the Purchaser. Furthermore, the Vendor, Akanda, and Cannahealth hereby waive and irrevocably renounce any and all rights, claims, credits, or demands they may have against the Target Corporation or the Purchaser, now or in the future, in connection with such financial instruments. This waiver and renunciation are comprehensive and include any rights, claims, or interests, whether presently known or unknown, anticipated or unanticipated, that the Vendor, Akanda, and Cannahealth may hold against the Target Corporation or the Purchaser.

2.2	Purchase Price.

The consideration payable by the Purchaser to the Vendor for the Purchased Interest (the “Purchase Price”) shall be USD 2,000,000.00 (two million US Dollars) paid in the following manner:

a) USD 500,000.00 (five hundred thousand US Dollars) against the escrow deposit at Lawson Lundell LLP, which has already been deposited as an advance payment and will be released to the Vendor on the Closing Date (or returned to Somai in case of termination of this contract prior to closing) and,

b) USD 1,500,000.00 (one million and five hundred thousand US dollars) on the Closing Date.

2.3	Closing.

Subject to the terms and conditions of this Agreement, the Closing will take place at the Closing Time by way of electronic exchange of documents. All documents delivered and actions taken at the Closing will be deemed to have been delivered or taken simultaneously.

2.4	Closing Deliveries of the Vendor.

At or prior to the Closing, the Vendor will deliver or cause to be delivered to the Purchaser all of the following:

2.4.1 a certificate of status, good standing or like document for the Target Corporation such as “Certidão Permanente de Registo Comercial” issued as of a recent date by the applicable Governmental Authority evidencing the good standing of the Company and each such Subsidiary;

2.4.2 a copy of the resolution in writing of the Board of Directors of Holigen resolving inter alia to (i) approve the contents of this Agreement and to authorize the entry thereto by Holigen; (ii) authorize and approve the Contemplated Transaction and (iii) authorise the registration of the Purchaser as the registered holder of the Company Share in the Company’s register, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date (the “Directors’ Resolution”);

2.4.3 a certificate of a Director (or other Person acceptable to Somai) of the Vendor, dated the Closing Date, in form and substance reasonably satisfactory to Somai, certifying: (i) that there have been no amendments to the Target Corporation’s Organizational Documents since the Agreement Date; and (ii) appending the Target Corporation’s Organizational Documents are in effect as of the Closing Date;

2.4.4 a copy of the duly updated register of beneficial owners of the Company reflecting any changes to the beneficial ownership of the Vendor;

2.4.5 a duly executed share transfer instrument in the form attached to this Agreement as Exhibit C (the “Share Transfer Instrument”);

2.4.6 an assignment of the Purchased Receivables in the form appended hereto as Exhibit A;

2.4.7 the minute books and other corporate records of the Target Corporation;

2.4.8 the certificate of the Vendor required to be delivered pursuant to Section 6.3.6;

2.4.9 a duly executed resignation and mutual release in the form appended hereto as Exhibit B from each current director of the Target Corporation;

2.4.10 a copy of the updated inventory of the Target Corporation, showing quantities and value at hand on the Closing Date in the form appended hereto as Exhibit J;

2.4.11 evidence of payment of Municipal Property Tax by reference to the Sintra Property;

2.4.12 plans with the location, area and configuration of the RPK Real Property;

2.4.13 such other documents as may be reasonably required for the Acquisition and the Closing.

2.5	Closing Deliveries of the Purchaser

At or prior to the Closing, the Purchaser will deliver or cause to be delivered to the Vendor all of the following:

2.5.1 a duly executed copy of the Share Transfer Instrument;

2.5.2 a certificate of the Chief Executive Officer (or other Person acceptable to the Vendor) of the Purchaser, dated the Closing Date, in form and substance legally acceptable, as to the resolutions adopted by the board of directors of each of the Purchaser and Somai authorizing and approving the Contemplated Transaction, which resolutions will have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date;

2.5.3 evidence of delivery of the Purchase Price (2.2) as directed by the Vendor;

2.5.4 the certificate of the Purchaser and Somai required to be delivered pursuant to Section 6.2.4;

2.5.5 any consents, waivers or approvals required to be obtained by any Somai Member Group with respect to the completion of the Contemplated Transaction, including the consents, waivers, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority; and

2.5.6 such other documents as may be reasonably required for the Acquisition and the Closing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

As an inducement to the Purchaser to enter into this Agreement and to complete the Contemplated Transaction, the Vendor represents and warrants to the Purchaser as set forth in this Article 3. The representations and warranties of the Vendor contained in this Agreement shall survive the completion of the Contemplated Transaction and shall expire and be terminated on the earlier of one year after the Closing Time and the date on which this Agreement is terminated in accordance with its terms; provided that, notwithstanding the foregoing, if Closing occurs: (a) the representations and warranties of the Vendor contained in Section 3.19.1 shall survive the Closing, for the benefit of the Purchaser, until three (3) months after the latest of (i) the expiration of the applicable limitation period under any Applicable Laws with respect to Taxes; and (ii) the date of the expiry of the period of time within which the decision in relation to the subject matter hereof of one or more courts of competent jurisdiction may be appealed, and (b) the Vendor Fundamental Representations shall survive the completion of the Contemplated Transactions indefinitely, and any claim which is based upon or relates to a breach of the Vendor Fundamental Representations (or any of them), or which is based upon intentional misrepresentation or fraud by the Vendor, may be made or brought by the Purchaser at any time for a reasonable period permitted by Applicable Laws.

3.1	Organization and Authorization.

The Target Corporation (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on its Business; and (iii) is duly qualified or licensed to do business and is in good standing in the jurisdiction of incorporation, which is the only jurisdiction in which the nature of the its Business, property or assets (whether owned or leased or used) makes such qualification or licensing necessary under Applicable Laws. The Vendor has the requisite corporate power and authority to execute and deliver this Agreement and any agreement to be delivered pursuant to or connection with this Agreement, to perform its obligations hereunder and thereunder, and to complete the Contemplated Transaction.

3.2	No Conflicts

The execution and delivery by the Vendor of this Agreement and the completion by the Vendor of the Contemplated Transaction will not: (i) conflict with or violate any Applicable Laws binding upon or applicable to either Target Corporation or any of their respective assets or properties; or (ii) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the Purchased Share or any assets or properties of the Target Corporation under any Contract or License to which the Target Corporation is a party or by which its assets or properties are bound.

3.3	Organizational Documents and Corporate Records.

The Vendor has previously delivered or made available to Purchaser true and complete copies of the Organizational Documents of the Target Corporation. The Target Corporation is not in default under or violation of any provision of its Organizational Documents. The Vendor has previously delivered or made available to the Purchaser true and complete copies of the minute books of the Target Corporation. The books and records of the Target Corporation are true and complete in all material respects and have been maintained in compliance with Applicable Laws.

3.4	Capitalization.

3.4.1 (i) The authorized share capital of the Company is € 21.981.865,91 (twenty-one million, nine hundred eighty-one thousand, eight hundred sixty-five euros and ninety-one cents), fully paid up and held by the Vendor as of the Agreement Date.

3.4.2 All issued and outstanding Company share capital has been duly authorized, is validly issued, fully paid and non-assessable, and is not issued in violation of any Applicable Laws, and, is not subject to and is not issued in violation of any pre-emptive rights, rights of first refusal or rights of first offer.

3.4.3 Except for the Purchased Share, there are no outstanding: (i) shares or other voting securities or other equity interests of the Target Corporation; (ii) securities of the Target Corporation convertible into or exercisable or exchangeable for shares or other voting securities of the Target Corporation; (iii) subscriptions, options or other rights to acquire from the Target Corporation, or other obligation of the Target Corporation to issue or deliver, any shares, other voting securities, or securities convertible into or exercisable or exchangeable for shares or other voting securities, of the Target Corporation; (iv) bonds, debentures, notes or other Indebtedness of the Target Corporation having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters with the shareholders of the Target Corporation; or (v) stock appreciation, “phantom” stock or other equity equivalent rights with respect to the Target Corporation (the items in clauses (i) through (v) are collectively referred to as the “Target Corporation Securities”).

3.4.4 (i) There are no outstanding obligations of the Target Corporation to repurchase, redeem or otherwise acquire the Target Corporation Securities; (ii) there are no agreements to register the Target Corporation Securities or sales or re-sales thereof under any applicable Securities Laws; and (iii) there are no shareholder agreements, voting trusts or other similar agreements or understandings to which the Target Corporation or any holder of Target Corporation Securities is a party or otherwise bound in respect of the Target Corporation Securities, other than as contemplated herein.

3.5	Dividends

The Target Corporation (i) has never, directly or indirectly, declared or paid any dividends or declared or made any other distribution to its shareholder; or (ii) has, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

3.6	Investments.

The Vendor does not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person, other than RPK and does not directly or indirectly own, of record or beneficially, any securities or other equity interests in, or have any investment in or control, any Person. Such subsidiary does not have any liability attached to it and all intercompany debt is written off at the closing, including any liability towards this subsidiary.

3.7	Corporate Records.

To the best of the Vendor’s knowledge after thorough investigation of the immediate past two years, the corporate records of the Target Corporation, including all Organizational Documents, minutes books, registers, share certificate books and all other similar documents and records (collectively, the “Corporate Records”) are complete and accurate in all material respects and have been maintained in compliance with Applicable Laws in all material respects, and all present and former directors and officers of the Target Corporation were duly elected or appointed. This representation and warranty is full and unqualified for the period prior to the past two years.

The sole director and officer of the Target Corporation is Kiranjit Sidhu. The Target Corporation has obtained or will obtain before Closing all requisite consents and/or waivers under all applicable unanimous shareholders agreements to consummate the transaction of purchase and sale contemplated by this Agreement and all such unanimous shareholders agreements (or equivalent governing documents) will be terminated prior to the Closing. The Target Corporation has not requested nor received any funds in respect of any capital call.

3.8	Company Financial Statements.

3.8.1 The Vendor has delivered to the Purchaser true and complete copies of the Company Financial Statements. The Company Financial Statements (i) have been prepared from, and are in accordance with, the books of account and other financial records of the Company, and reflect only actual transactions; (ii) have been prepared in accordance with IFRS consistently applied during the periods involved; and (iii) present fairly and accurately, in all material respects, the financial condition and results of operation of the Company as of the dates thereof or for the periods covered thereby.

3.8.2 All accounts, notes and other receivables reflected on the Company Financial Statements will have arisen from bona fide transactions in the Ordinary Course of Business and are or will be valid, genuine and fully collectible in the Ordinary Course of Business without resort to litigation or extraordinary collection activity, less any reserves for doubtful accounts reflected on the Company Financial Statements.

3.9	No Undisclosed Liabilities

To the best of the Vendor’s knowledge after thorough investigation, other than the Bank Debt, Tax Authority, Social Security, service providers and all the liabilities shown in the due diligence, the Target Corporation has not any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than (i) liabilities or obligations to the extent shown on the Company Financial Statements, or (ii) current liabilities incurred in the Ordinary Course of Business since December 31, 2023. For certainty, the Target Corporation has not any loan, or other liability or Indebtedness, owing to the Vendor or any affiliate or associate of the Vendor. Target Corporation’s known liabilities are described in Exhibits G, H and I.

3.10	Indebtedness.

To the best of the Vendor’s knowledge after thorough investigation, other than the Bank Debt, the “Intercompany Loans and RPK’s total indebtedness” (6.3.9), which will be extinguished at closing – and all the liabilities shown in the due diligence (i) the Target Corporation does not have any Indebtedness; (ii) the Target Corporation has not guaranteed any Indebtedness of any Person; (iii) there are no Liens on the Target Corporation Securities; and (iv) other than Permitted Liens, there are no Liens on the assets or properties of the Target Corporation.

3.11	Banking

Other than the Bank Debt (which is already in default and gave grounds for the credit Bank to accelerate the payment of the indebtedness and terminate the loan facilities with the Target Corporation), the Target Corporation that carries on business has bona fide banking relationships and one or more registered banking accounts with a recognized financial institutions in Portugal and all such banking relationships comply with Applicable Laws.

3.12	Absence of Certain Changes.

Since December 31, 2023, the Target Corporation has conducted its Business only in the Ordinary Course of Business, and there has not been: (a) any change, condition, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Target Corporation Material Adverse Effect; (b) any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the assets or properties of the Target Corporation; or (c) any action authorized or taken that, if authorized or taken after the Agreement Date, would constitute a breach of any covenant set forth in Section 5.1.2.

3.13	Material Contracts.

Beyond what was shown in the due diligence, whose disclosure is reflected in Exhibit K of this Agreement, including liabilities and defaults:

3.13.1 The Target Corporation is not a party to or bound by:

3.13.1.1 any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

3.13.1.2 any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting the freedom of the Target Corporation to engage in any line of business, set the material terms of its Contracts, compete with any other Person, solicit any Persons for any purpose or otherwise to conduct its business;

3.13.1.3 any employment, severance, change in control, personal services, consulting, non-competition or indemnification Contracts;

3.13.1.4 any partnership or joint venture (or similar entity) agreements;

3.13.1.5 any Contract for the acquisition, sale or lease of material assets or any economic interest therein (by purchase or sale of assets or stock or otherwise;

3.13.1.6 any Contract for capital expenditures in excess of USD 300,000 in the aggregate;

3.13.1.7 any Contract with any Governmental Authority;

3.13.1.8 any Contract with any Related Party;

3.13.1.9 any Contract, other than contracts of employment that are disclosed in the due diligence carried out by the Purchaser, that provides for annual payments by or to the Target Corporation in excess of USD $100,000 per annum;

3.13.1.10 any Contract that provides for success fees or contingency payments; or

3.13.1.11 any Contract that is material to the Business or if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Target Corporation Material Adverse Effect;

3.13.2 the Target Corporation has performed all of the material obligations required to be performed by it to date and is entitled to all benefits under the Material Contracts to which it is a party;

3.13.3 the Target Corporation is not alleged to be in material default or breach of any Material Contract to which it is a party;

3.13.4 each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of the Target Corporation or its counterparty under any Material Contract; and

3.13.5 true, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

3.14	Legal Proceedings.

To the best of the Vendor’s knowledge after thorough investigation, other than the lawsuits, injunction proceedings or enforcement procedures disclosed in the due diligence carried out by the Purchaser, including Lawsuit 4470/23.0T8OER, Tribunal Judicial da Comarca de Lisboa Oeste – Juiz 1, there is no Action pending or threatened against the Target Corporation. The Target Corporation is not subject to or otherwise bound by any Applicable Law that prohibits or limits in any material respect the conduct of its Business and there is no Action pending or threatened against or affecting the Vendor or the Target Corporation that, if determined or resolved adversely to the Vendor or the Target Corporation, would cause a Target Corporation Material Adverse Effect or would materially restrict the Vendor’s ability to perform its obligations hereunder or to timely complete the Contemplated Transaction. Target Corporation’s known legal proceedings are described in Exhibit H.

3.15	Compliance with Laws; Business

The Target Corporation has at all times conducted, and currently conducts, its Business in material compliance with all Applicable Laws. The Target Corporation has not received any notice of any violation of any Applicable Laws, and the Target Corporation is not under investigation or review by any Governmental Authority with respect to any violation of any Applicable Laws. The only business carried on by the Target Corporation is the Business.

3.16	Licenses.

3.16.1 The Target Corporation holds or possesses, and is in compliance with, all Licenses required for the lawful conduct of its Business as currently conducted. The Target Corporation has not received any notice advising of the refusal to grant any License that has been applied for or is in process of being granted and there is no reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. In particular, the Vendor hereby represents and warrants that all necessary licenses and permits required for the operation of the Target Corporation’s facilities located in Sintra and Aljustrel, including but not limited to Good Agricultural and Collection Practices (GACP) and Good Manufacturing Practices (GMP) certifications applicable to its activities, are valid, up-to-date, and in full force and effect. This representation and warranty explicitly includes all licenses and permits issued by the National Authority of Medicines and Health Products, I.P. (Infarmed), or any other regulatory authority, necessary for the lawful operation of the said facilities. The Vendor further represents and warrants that these licenses and permits will be maintained in a state of compliance and will be free of any liens, encumbrances, or legal impediments. The Vendor shall provide the Purchaser with all relevant documentation evidencing the current status and validity of these licenses and permits, including any recent inspections, compliance reports, and correspondence with regulatory authorities, no later than 10 (ten) days prior to the Closing Date of the transaction.

3.16.2 The Target Corporation does not hold cannabis or cannabis-related operations or interests in the United States (including employees, facilities, royalty entitlements or investments in a United States based cannabis business), or sells or distributes cannabis into the United States.

3.17	Assets

Beyond what was shown in the due diligence:

3.17.1 The Target Corporation owns (with good and marketable title) all of the properties (other than real property) and assets that it purports to own that are material to the conduct of its Business, including all the properties (other than real property) and assets reflected as being owned by the Target Corporation in its financial books and records and as of the Closing Date.

3.17.2 The Target Corporation has legal and beneficial ownership of its properties and assets free and clear of all Liens, except for Permitted Liens.

3.17.3 No other Person owns any property (other than real property) or assets which are being used in the Business except for the personal property leased by the Target Corporation pursuant to the Material Contracts and the Intellectual Property licensed to the Target Corporation.

3.17.4 With respect to the Target Corporation, (a) all of its tangible personal property used by it in connection with its Business has been maintained in accordance with generally accepted industry practice, is in good operating condition and repair, ordinary wear and tear excepted, and, with respect to tangible personal property used in the cultivation, production, processing or packaging of cannabis, all such personal property is fit for its intended purpose, (b) all personal property leased by it as lessee is, in all material respects, in the condition required of such property by the terms of the lease applicable thereto during the term of the lease and upon expiration thereof, (c) in respect of all owned personal property, there are no material Claims currently proceeding, pending, or threatened against or affecting any of such owned personal property which could be reasonably expected to affect the Target Corporation’s title to such personal property, and (d) in respect of all leased personal property, there are no material claims currently proceeding or pending or threatened against or affecting such leased personal property which could be reasonably expected to affect the Target Corporation’s rights in respect of such personal property.

3.17.5 No part of the assets or properties of the Target Corporation (whether leased or owned), other than real property, has been taken, condemned or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor is there any intent or proposal to give such notice or commence any such proceedings.

3.17.6 No Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from the Target Corporation of any of its assets or properties, other than inventory to be sold in the Ordinary Course of Business, and no Person has any such option, understanding, right or privilege has provided notice that it intends to exercise any such option, understanding, right or privilege under any Material Contract to which any such Person is party.

3.17.7 None of the buildings, plants, structures, vehicles, equipment or other property of the Target Corporation are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course of Business that are not material in nature or cost.

3.18	Products

To the best of the Vendor’s knowledge after thorough investigation and beyond what was shown in the due diligence:

Each product sold or delivered by the Target Corporation is and has been sold or delivered in conformity in all material respects with all applicable Contracts of the Target Corporation and all express and implied warranties of the Target Corporation, and the Target Corporation does not have any liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability) for replacement thereof or other Damages, liability or obligations in connection therewith. No product sold or delivered by the Target Corporation is subject to any material guarantee, warranty, or other indemnity beyond the legal or applicable standard terms and conditions of sale.

3.19	Intellectual Property; Privacy, Confidentiality

3.19.1 Beyond what was shown in the due diligence, the Target Corporation exclusively owns and possesses valid and enforceable rights, title and interest in and to all Intellectual Property used in or necessary to operate its business (the “Corporate IP”), free and clear of any Liens. The Target Corporation has not granted any license on such Intellectual Property to any third parties.

3.19.2 The prior and current use of the Corporate IP by the Target Corporation has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any Person and there are no claims pending or threatened by any Person with respect to ownership, validity, enforceability, effectiveness or use of the Corporate IP. The Vendor is not aware of any facts that indicate a likelihood of any of the foregoing. No Person has infringed or is infringing, misappropriating, diluting or otherwise violating any of the Corporate IP, and the Target Corporation has not made or asserted any claim, demand or notice against any Person alleging any such infringement, misappropriation, dilution or other violation.

3.19.3 The Target Corporation owns and has the right to use the Corporate IP. The Vendor does not own any right, title or interest in any Corporate IP. No current or former director, consultant or employee of the Target Corporation retains or claims to have any ownership or right to use the Corporate IP.

3.19.4 The Target Corporation has taken commercially reasonable steps under the circumstances to protect the secrecy, confidentiality and value of its Corporate IP and the Target Corporation has not received any requests from any Person for disclosure of any Corporate IP.

3.19.5 The Target Corporation has taken reasonable steps to protect and maintain the Target Corporation’s confidential information in accordance with industry best practices. The Target Corporation have taken reasonable steps to protect the know-how, trade secret or confidential information of third parties provided to the Target Corporation in accordance with all applicable obligations of confidentiality.

3.19.6 The Target Corporation has paid all application and renewal fees relating to its Corporate IP that has become due.

3.19.7 The Target Corporation is not bound by any outstanding judgment, injunction, order or decree restricting the use of its Corporate IP or restricting the licensing thereof to any person or entity.

3.19.8 The Target Corporation has not been notified in writing of, nor is the Target Corporation the subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

3.19.9 No third party has claimed that any Person now or previously employed or engaged as a consultant the Target Corporation has (i) violated or may be violating any of the terms or conditions of their employment, non-competition or non-disclosure agreement with such third party, (ii) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or violated any confidential relationship which such Person may have had with such third party in connection with the development or sale of any service, product or proposed service or product of the Target Corporation, or (iii) interfered or may be interfering in the employment relationship or other contractual relationship between such third party and any of its present or former employees.

3.19.10 The provision of information to the Purchaser in connection with the transaction contemplated in this Agreement has not violated any confidentiality or non-disclosure obligation of the Target Corporation.

3.20	Tax Matters.

Beyond the responsibilities and tax liabilities and debts shown in due diligence and described in Exhibits G and I:

3.20.1 The Target Corporation has paid all Taxes which are due and payable within the time required by Applicable Laws, and has paid all assessments and reassessments it has received in respect of Taxes. The Target Corporation has provided full and adequate provision in accordance with IFRS in the Company Financial Statements for all Taxes for periods to which they relate which are not yet due and payable. Since the date of such financials, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course of Business. The Target Corporation has not received any refund of Taxes to which it is not entitled.

3.20.2 The Target Corporation has filed or caused to be filed with the appropriate Governmental Authority, within the times and in the manner prescribed by Applicable Laws, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete in all material respects and such Tax Returns reflect accurately all liability for Taxes of each Target Corporation for the periods covered thereby.

3.20.3 There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Target Corporation.

3.20.4 Except as disclosed in the due diligence carried out by the Purchaser, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending or threatened against the Target Corporation in respect of Taxes and there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Target Corporation by a Governmental Authority. The Target Corporation is not negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Authority and has not received any indication from any Governmental Authority that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date.

3.20.5 The Target Corporation has withheld and collected all amounts required by Applicable Laws to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any Applicable Laws.

3.20.6 No claim has ever been made in writing by a Governmental Authority in respect of Taxes in a jurisdiction where the Target Corporation does not file Tax Returns that the Target Corporation is or may be subject to Tax by that jurisdiction.

3.20.7 The Target Corporation is not a party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).

3.20.8 The Target Corporation is not subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.

3.20.9 The Target Corporation does not own interest in Taxable Australian Property (as defined in Section 855-15 of the Australian Income Tax Assessment Act).

3.20.10 All of the Portuguese real estate assets owned by the Target Corporation were used in an agricultural, industrial, or commercial activity (meaning, it is not for trading).

3.20.11 No more than 50% of the Target Corporation’s aggregate assets (in accordance with IFRS) are “immovable property” as defined in the Article 27, n.º2, c) of the Portuguese Tax Benefits Code (Estatuto dos Benefícios Fiscais).

3.20.12 There are currently no Tax foreclosures or enforcement proceedings pending or threatened against the Target Corporation in Portugal, and there are no circumstances, and the Target Corporation has no debts, that could become a Tax foreclosure or result in enforcement proceedings in Portugal in the future. There are no Taxes outstanding in respect of the RPK Real Property.

3.21	Environmental Matters.

To the best of the Vendor’s knowledge after thorough investigation, the Target Corporation is in compliance with Environmental Laws. The Target Corporation has not received any notice of violation of, or incurred any Liability or any nature or kind with respect to, any Environmental Laws.

3.22	Employment Matters.

Beyond what was shown in the due diligence:

3.22.1 Exhibit E includes a complete and accurate list of (a) the names, titles and annual compensation entitlements and other compensation entitlements (including non-cash fringe benefits) of all Persons employed or engaged by the Target Corporation on a full or part-time basis and all persons (other than lawyers and external chartered accountants) who provide consulting or other services to the Target Corporation on a full or part-time basis, including all individuals who may be considered to be employees pursuant to Applicable Laws, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment, and (b) the date each such Person was hired or retained.

3.22.2 Since the date that is one (1) year prior to the date hereof, in addition to the updating of the minimum wage introduced by law, (x) there has not been any increase in the rate of compensation payable or to become payable by the Target Corporation to a director, employee or officer of the Target Corporation (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees); (y) there has been no loan made to, nor grant of security nor guarantee to, or payment, grant or accrual of any bonus payment, retention payment, incentive compensation payment, service award payment, or other similar payment to a director, employee or officer of the Target Corporation; and (z) there have been no changes to the compensation structure applicable to any director, employee or officer of the Target Corporation.

3.22.3 The Purchaser has been provided with true and complete copies of any Contracts for the employment or engagement of any officer, director, consultant or employee of the Target Corporation.

3.22.4 The Target Corporation has not entered into any Contract or made any arrangements with any of its employees or service providers which could reasonably be expected to have the effect of depriving it of the continued services of any such Persons following the Closing Date. As far as the Vendor knows, none of the employees of the Target Corporation currently intends to resign their employment.

3.22.5 The Target Corporation is not a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts or any charge of unfair labour practice. The Target Corporation has not experienced any work stoppage.

3.22.6 There are no material Claims for wrongful dismissal, constructive dismissal or any other material Claim, actual, pending or threatened, or any litigation, actual, pending or threatened, relating to employment or termination of employment of employees or independent contractors of the Target Corporation.

3.22.7 Each Governmental Authority has, in all material respects, operated in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any Governmental Authority with respect to any employment or labour matters.

3.22.8 All officers, directors, consultants, employees or any other engaged by the Target Corporation are covered by a valid work accident insurance, updated with all amounts paid.

3.22.9 The Target Corporation is in compliance with all occupational health and security regulations, occupational health and security services are organized, employees consultation in the area of occupational health and safety has taken place, risk assessment was done for all workstations and all recommendations in the reports of each of the workstations were followed.

3.22.10 All legal procedures to terminate employment and service providers contracts in the last 12 months have been followed by the Target Corporation.

3.22.11 The admission of all foreign employees was communicated to the competent national authorities, the Target Corporation keeps an updated record of the residence permit of such employees and there are no foreign employees with an expired residence permit, or to be expired in the next six months, currently working at any Target Corporation.

3.22.12 No officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation have holidays days due in a material amount and not enjoyed from before 2022.

3.22.13 No officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation are entitled to any overtime or compensatory rest from before 2022.

3.22.14 Records of work time, overtime, holidays, disciplinary action, work accidents and vocational training are kept since the date of admission of any officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation.

3.22.15 The Target Corporation was not served with a notice issued by the competent national authorities in the past 8 years regarding labour or employment violations.

3.22.16 The registration and payment to the salary guarantee fund of all employees are complete and updated on the Target Corporation.

3.22.17  All officers, directors, consultants, employees, service providers or any other engaged by the Target Corporation have completed the legally required vocational training under Applicable Laws in the last 5 years.

3.22.18 Other than those reflected in Exhibit I, there are no tax or social security debts relating to any officers, directors, consultants, employees or any other engaged by the Target Corporation.

3.22.19 The Target Corporation has complied with all Applicable Laws regarding prohibition of discrimination and harassment.

3.23	Employee Plans.

The Target Corporation does not have any Employee Plan in place.

3.24	Anti-Corruption; Money Laundering

To the best of the Vendor’s knowledge after thorough investigation:

3.24.1 The Target Corporation (and no representative, or Person acting on behalf, of the Target Corporation in its capacity as such) has not violated the anti-bribery or anti-corruption laws of any jurisdiction applicable to the Target Corporation.

3.24.2 The Target Corporation (nor the Vendor nor, any Person acting on their behalf), is not nor has been, nor is reasonably expected to become the subject of or a party to any Claim or internal investigation related to any anti-bribery or anti-corruption laws and there are no circumstances likely to lead or give rise to any Claim or internal investigation.

3.24.3 The Target Corporation has at all times complied with all Applicable Laws relating to export control and trade sanctions or embargoes applicable to Target Corporation.

3.24.4 The Target Corporation is not (nor the Vendor, nor any of their respective affiliates are, or are considered by any Governmental Authority or state-owned or controlled entity (“SOE”) to be), suspended from tendering or ineligible to tender for any contract or business with, or ineligible to be awarded any contract or business by, a Governmental Authority or SOE or suspended from tendering or ineligible to tender for or perform any sub-contracting work under a contract with a Governmental Authority or SOE.

3.24.5 The Business is in compliance with financial record-keeping and reporting requirements of Applicable Laws relating to money laundering and there is no Claim by or before any court or other Governmental Authority or any arbitrator non-Governmental Authority involving the Target Corporation with respect to such laws and no such Claim is pending or threatened.

3.25	Related Party Transactions.

3.25.1 There are no accounts payable, accounts receivable or other obligations, transactions, Contracts or liabilities of any nature whatsoever between the Target Corporation, on the one hand, and any Related Party, on the other hand, excluding any obligation of the Target Corporation incurred in the Ordinary Course of Business to pay wages, salaries or fees for service to any Related Party in connection with such Related Party’s services as an employee of the Target Corporation. Without limiting the foregoing and in particular, all intercompany loans, shareholder loans, and any other loans and interest, including a debt towards the company “Catalyst” (owned by an Akanda shareholder and current director of the Target Company, Kiran Sidhu) and with the exception of Caixa Agricola Bank Debt, shall be extinguished at Closing, and the Purchaser or RPK, or any resulting issuer shall hold no obligation to repay any such loans or interest.

3.25.2 No Related Party owns or has any proprietary, financial or other interests (direct or indirect) in any authorization, pending authorization or asset which the Target Corporation owns, possesses or uses or proposes to own, use or possess in the operation of its Business as now or previously conducted.

3.26	Insurance.

The Target Corporation maintains the policies covering work accidents liability in good standing, issued by responsible insurers, as provided by law. Such policies of insurance are in full force and effect and in good standing, and will continue to be so until the Closing. There is no reason to believe that any such policies as applicable to the Target Corporation only would not continue to be renewed in the Ordinary Course of Business and at consistent premiums, subject to general market fluctuations, after completion of the transactions contemplated hereby.

3.27	Insolvency.

3.27.1 Target Corporation is in a difficult financial situation, with all the debts and liabilities shown in the due diligence, the Purchaser being fully aware of this and accepting this circumstance.

3.28	No Brokers

As far as the Vendor knows and beyond what was shown in the due diligence neither the Vendor, the Target Corporation, nor any of their respective representatives has incurred any liability or obligation to any consultant, broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement or any ancillary agreement to which it is (or will be) a party.

3.29	Real Property

As far as the Vendor knows, beyond what was shown in the due diligence and the encumbrances or charges registered and included in the land registry certificates:

3.29.1 The Target Corporation is the sole and exclusive legal and beneficial owner of the owned Real Property, which were acquired lawfully and peacefully, being the respective possession and fruition public and pacific, unconditional and undisputable, and there are no judicial or extrajudicial conflicts, either current or potential, in which the Target Corporation’s property rights, possession and fruition of the same is discussed.

3.29.2 The Target Corporation has good and marketable property right to, or a valid leasehold interest in, all Real Property. Beyond what was registered and included in the land registry certificates, all such Real Property (including leasehold interests) is free from all Liens, guarantees, pledges, liabilities or security interest of any kind seeking the ownership transfer or the possession transfer, any promissory right of acquisition/usufruct/usage/lease in any form, easement, option right, pre-emption right, conditional assignment, fiduciary assignment (alienação fiduciária), court order, claim, retention right, preferential arrangement, attachment or seizure, usufruct, lease or third party’s right of use in any way, any encumbrance of any type that limits or prevents the use, enjoyment and disposal of the Real Property, as well as any agreement allowing to create any of the foregoing.

3.29.3 The Target Corporation does not own, and has not directly or indirectly owned, any legal or beneficial interest in any real property, other than the owned Real Property and the RPK Real Property (defined below), and there are no pending agreements for the use of third-party properties other than the Aljustrel Lease.

3.29.4 The Target Corporation has kept and maintained owned Real Property in good operating condition and repair to preserve its value and operating efficiency, normal wear and tear excepted and as far as the Vendor knows there are no structural defects, any substances, superficial or infiltrated, nor hazardous material, in the soil, in the subterranean waters and/or in the buildings and no works subject to licensing or authorization by the relevant municipalities and/or by any other entity, public or private, or works subject to mere prior communication to any of the referred entities, were performed without such licenses, authorizations and/or communications having previously obtained or performed.

3.29.5 Exhibit F sets out a list of the “RPK Real Property”. The current Contracts in respect of the RPK Real Property are not with Related Parties of the Target Corporation and such Contracts are in good standing and in full force and effect and, as long as Target Corporation’s debts are paid, in particular those described in Exhibit G to this agreement, no default has occurred on the part of the Target Corporation under any of such Contract, nor has any default occurred by any other party thereto under any such Contract (except in each case, any such default that has previously been cured). The RPK Real Property has not and will not be acquired or leased from a Related Party of the Target Corporation and such acquisition or lease will be on arm’s length terms. As long as RPK debts are paid, the Vendor has no reason to believe the RPK Real Property will cease to be Real Property of the Target Corporation or that the Target Corporation may lose title to any RPK Real Property under the same conditions and warranties as provided for in this Section 3.29 in respect of owned Real Property as at the applicable closing of the purchase of the RPK Real Property by the Target Corporation.

3.29.6 Exhibit F lists (i) the municipal address of each parcel of Real Property and RPK Real Property, (ii) title and indication if such Real Property or RPK Real Property is (or is intended to be) leased or subleased by the Target Corporation, the details of such lease or sublease executed by reference to the RPK Real Property (and any amendments and restatements, supplements or modifications), including the name of the landlord, the rental amount currently being paid (including any prepaid rental payments and specifying any breakdown of base rent and additional rents), the expiration of the term of such lease or sublease, any rights of renewal, any restrictions on assignment or Change of Control pertaining to such lease, (iii) the current use of such Real Property and the RPK Real Property, and (iv) any Lien over such Real Property and the RPK Real Property, other than Permitted Liens and registered in the land registry certificates.

3.29.7 With respect to the current use of the Real Property and the RPK Real Property:

3.29.7.1 All licences, certificates, consents, approvals, rights, permits (including building and occupancy permits) and agreements required to enable the Real Property and RPK Real Property to be used, operated and occupied in its current and intended manner were duly obtained, are in force and are being complied with or have been obtained, or to the extent that any have not already been obtained, the same are not yet required and, if not yet required but the same are material, the Vendor has no reason to believe that the same will not be available before the time that the same are so required;

3.29.7.2 all applicable legal and contractual requirements with regard to the use, occupancy, severance, construction and operation thereof, including all zoning, by-laws, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental authority are being complied with and the Vendor has no reason to believe that any such applicable legal or contractual requirement is not being complied with;

3.29.7.3 all declarations, easements, rights-of-way, covenants, consents, conditions and restrictions of record or required by law are being complied with;

3.29.7.4 all building services required for the proper functioning of the Real Property and RPK Real Property have been obtained, are functioning properly and are fit and suitable for their intended purpose, without prejudice to the normal wear and tear of buildings.

3.29.8 There are no agreements, options, rights, contracts or commitments to sell, transfer or otherwise dispose of any Real Property or RPK Real Property (in whole or in part) or lease agreements, sublease agreements or promissory lease agreements in favour of third parties, third party rights over the Real Property or the RPK Real Property (in whole or in part) or any other agreements that would restrict or prevent in any way the ability of the Target Corporation to directly or indirectly use, enjoy, dispose or transfer any Real Property or the RPK Real Property.

3.29.9 With respect to leased Real Property:

3.29.9.1 the Vendor has delivered or made available to the Purchaser true, complete and correct copies of any and all leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications thereto. Such leases have been duly authorized and approved by the Target Corporation that is party thereto, and are valid, binding and enforceable in accordance with their and legal terms subject to Enforceability Limitations;

3.29.9.2 The Target Corporation is not a sublessor or grantor under any sublease, license, occupancy agreement or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property;

3.29.9.3 As long as rents are paid, to the best of the Vendor’s knowledge, there is no existing condition which, but for the passage of time or the giving of notice, could result in (A) default by the Target Corporation under the terms of any of the leases affecting the Real Property together with all amendments and restatements, renewals, extensions, supplements or modifications, or (B) default by a tenant under the terms of its lease; and

3.29.9.4 To the best of the Vendor’s knowledge after thorough investigation, there is no existing defect or condition affecting any leased Real Property that is impairing the current use of such leased Real Property in connection with the businesses carried on by the Target Corporation or any of them.

3.29.10 No material improvements constituting a part of the Real Property or RPK Real Property encroach on real property owned or leased by a Person (other than the Target Corporation), and to the best of the Vendor’s knowledge after thorough investigation there is no encroachment or right of first refusal or first offer onto the Real Property, or RPK Real Property prior to owning or once owned, by buildings or improvements from adjoining lands.

3.29.11 Beyond what was shown in the due diligence, there are no actions pending against the Target Corporation, the Real Property or the RPK Real Property or any portion thereof or interest therein which would adversely affect ownership and title over the Real Property or the RPK Real Property, use, enjoyment and disposal of the same, the value of the Real Property or the RPK Real Property, the income generated by the Real Property or RPK Real Property, vacancy rates in respect of the Real Property or RPK Real Property or the assets, financial condition, business or operations of the Target Corporation, as long as its debts are paid.

3.29.12 The Vendor has not withheld any information of a material nature relating to the Real Property or RPK Real Property.

3.29.13 True and complete copies of all agreements with respect to the Real Property and the RPK Real Property have been provided to the Purchaser.

3.29.14 No owned Real Property, no leased Real Property, nor the RPK Real Property, has been taken, condemned or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor do the Vendor have any knowledge of any intent or proposal to give such notice or commence such proceedings.

3.29.15 The registrations in respect of each Real Property or the RPK Real Property at the land registry office are in compliance, in all material respects, with the tax authority’s registrations and the use permits (autorização de utlização) issued for each Real Property or the RPK Real Property.

3.29.16 The Target Corporation has not been notified of a material breach of any construction, urban planning and zoning laws in respect of the Real Property or the RPK Real Property (including constructions, equipment, facilities and installations) and, so far as the Vendor is aware, there are no reasons to expect that any such notifications may arise.

3.29.17 No urban operations, including but not limited to any zoning operation and/or construction works, have been carried out in any Real Property or the RPK Real Property (or from which the Real Property or the RPK Real Property resulted) without all necessary approvals and/or titles by the relevant authorities having been requested and effectively granted.

3.29.18 The use of the Real Property or the RPK Real Property is complying and have complied in all material respects with the urban planning instruments and urban planning required licences, permits, consents, approvals, and authorisations and there are no facts or circumstances that may limit, impair or prevent, in any way, the use of the Real Property or the RPK Real Property.

3.29.19 The Target Corporation has not received any notice by the relevant municipalities or any public or private entity for the performance of compulsory works or works necessary the licensing or exercise of the activities that are being carried out in the same in the Real Property or RPK Real Property or for the payment of any indemnity or compensations for any damages caused by the lack of timely execution of such works.

3.29.20 All taxes, charges, fees and expenses, as well as urbanistic compensations relative to the urbanistic procedures involving the Real Property or the RPK Real Property have been duly and timely paid and there is no liability, contingent or pending, namely but not limited to, taxes for which the Real Property or the RPK Real Property may respond for or used as collateral.

3.29.21 There are no, nor there will be, on the Closing Date any debts, responsibilities or fiscal or parafiscal charges before the State, relevant Municipality or any public or private entity, referring to taxes, surtaxes, fees or contributions of any nature, arising from the acquisition, use, construction, fruition or ownership of the Real Property or the RPK Real Property.

3.29.22 There are no construction agreements executed by reference to any of the Real Property or the RPK Real Property pending, with pending obligations (by any of the Parties) or pending guarantees and there are no outstanding amounts due to any contractors under any construction works agreements related to the Real Property or the RPK Real Property.

3.30	Disclosure.

Neither this Agreement nor any agreement entered into in connection with this Agreement (i) contains any untrue statement of a material fact in respect of the affairs, operations or condition of the Target Corporation, their assets, their Business, or the transactions contemplated herein, or (ii) omits any statement of a material fact necessary in order to make the statements in respect of, the affairs, operations or condition of the Target Corporation, their assets, their Business, or the transactions contemplated herein or therein not misleading. There is no fact known to the Vendor which materially and adversely affects the affairs, operations, condition or prospects of the Target Corporation, their assets, their Business, or the transactions contemplated herein or in any agreement entered into in connection with this Agreement, or which could reasonably be expected to have the Target Corporation Material Adverse Effect, which has not been set forth in this Agreement.

3.31	Power and Capacity.

3.31.1 The Vendor has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and any other Contract contemplated hereby to be entered into by the Vendor on the terms and conditions set forth therein and to perform the Vendor’s obligations hereunder and thereunder.

3.31.2 There is no Action in progress or pending and there are no grounds on which any such Action would reasonably be expected to be commenced, and there is no order outstanding against or affecting the Vendor that, in any such case, adversely affects or would reasonably be expected to adversely affect the ability of the Vendor to enter into this Agreement or to perform the Vendor’s obligations hereunder or complete the Contemplated Transaction.

3.32	Required Consents.

With the exception of the Bank’s consent in relation to the “Bank Debt”, no consents, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or under any Contract is required to be obtained, made or given by the Vendor as a result of its execution, delivery and performance of this Agreement or the completion of the Contemplated Transaction.

3.33	Ownership of Purchased Interest and Share

The Vendor owns, beneficially and of record, and has good and valid title to, the Purchased Interest free and clear of any and all Liens. Except as set forth in the Organizational Documents of the Vendor, there are no limitations or restrictions on the Vendor’s right to sell or transfer the Purchased Interest and except for the rights of the Purchaser under this Agreement, no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition from the Vendor of any of the Purchased Interest. The Vendor owns, beneficially and of record, and has good and valid title to, of the issued and outstanding share of the Target Corporation, free and clear of any and all Liens and no Person has any written or oral agreement, option or warrant, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition of any securities of the Target Corporation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Vendor to enter into this Agreement and to complete the Contemplated Transactions, the Purchaser hereby represents and warrants to the Vendor as set forth in this Article 4. The representations and warranties of the Purchaser contained in this Agreement shall survive the completion of the Contemplated Transaction and shall expire and be terminated on the earlier of one year after the Closing Time and the date on which this Agreement is terminated in accordance with its terms provided that, notwithstanding the foregoing, if Closing occurs, and any claim which is based upon intentional misrepresentation or fraud by the Purchaser, may be made or brought by the Vendor at any time for the maximum period permitted by Applicable Laws.

4.1	Organization.

The Purchaser (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on its business as currently conducted; and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its busines or the property or assets owned or leased or used by the Purchaser makes such qualification or licensing necessary under Applicable Laws.

4.2	Authorization.

The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and any agreement to be delivered pursuant to or connection with this Agreement, to perform its obligations hereunder and thereunder and to complete the Contemplated Transaction. This Agreement has been duly and validly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the Enforceability Limitations.

4.3	No Conflicts; Required Consents.

4.3.1 The execution and delivery by the Purchaser of this Agreement does not, and the completion by the Purchaser the Contemplated Transactions will not, (i) conflict with or violate any provision of the Purchaser’s Organizational Documents; or (ii) (A) conflict with or violate any Applicable Laws binding upon or applicable to the Purchaser or any of its material assets or properties; or (B) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon any assets or properties of the Purchaser, or any material Contract or License to which the Purchaser is a party or by which the Purchaser or any of its material assets or properties is bound.

4.3.2 With the exception of the Bank’s consent in relation to the “Bank Debt”, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by the Purchaser as a result of the execution, delivery and performance of this Agreement by it or the completion of the Contemplated Transactions, except the filings with Governmental Authorities and payments required by Applicable Laws.

4.4	Due Diligence

4.4.1 The Purchaser declares that it has carried out a due diligence on the Target Corporation (whose disclosure is reflected in Exhibit K of this Agreement) and that it has received all the documents and information it requested. For this reason, the Purchaser is aware of the financial situation of the Target Corporation, its assets, contracts, debts, loans and encumbrances, debts to Social Security and the Tax Authority, lawsuits and agrees to purchase it on these terms. Also for this reason, the conclusion of this Agreement is only dependent on the Bank’s consent in relation to the “Bank Debt” (including the agreement with Caixa de Crédito Agrícola on the terms of the reinstatement of the “Bank Debt”).

4.4.2 The Purchaser is aware that no guarantee of good execution of work or similar on any properties is given by the Vendor. The Purchaser knows and accepts the condition of the properties described in the definitions of this Agreement.

ARTICLE 5
COVENANTS

5.1	Interim Operations.

5.1.1 From the Agreement Date until the earlier of the Closing Date, except as otherwise provided in this Agreement, the Vendor will cause the Target Corporation to: (i) conduct their Business only in the Ordinary Course of Business; and (ii) use its commercially reasonable efforts to preserve intact the business organization and goodwill of such businesses and to maintain their respective relationships with their customers, clients and other Persons having business dealings with them. From that date, until the Termination Date, the Vendor will use its best efforts to make this happen.

5.1.2 Without limiting the generality of the foregoing, except as expressly permitted or required by this Agreement or as approved in writing by Somai, from the Agreement Date until the earlier of the Closing the or the termination of this Agreement in accordance with its terms, the Vendor will not permit either Target Corporation to:

5.1.2.1 amend or otherwise change its Organizational Documents;

5.1.2.2 take any action that would permit any Lien over any of its assets;

5.1.2.3 authorize, issue, sell or transfer any of its share capital or other equity interests or any securities convertible into or exercisable or exchangeable for its share capital or other equity interests, or adjust, split or reclassify any of its share capital or other equity interests;

5.1.2.4 declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or other property) in respect of any its share capital or other equity interests or make any other distribution (whether in cash, stock or other property) whatsoever to any Related Party; provided that, the foregoing shall not apply to salaries or wages paid in the Ordinary Course of Business to any Related Party who is an employee of the Target Corporation;

5.1.2.5 merge or consolidate with any other Person or acquire any business or assets of any other Person (whether by merger, stock purchase, asset purchase or otherwise), or form any Subsidiary;

5.1.2.6 adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

5.1.2.7 make any material change in the operation of business, except such changes as may be required to comply with this Agreement or any Applicable Laws;

5.1.2.8 make, authorize or make any commitment with respect to, any single capital expenditure that is in excess of € 60,000 or capital expenditures that are, in the aggregate, in excess of € 100,000, unless it is essential for the survival of RPK’s Business, upon written notice sent to the Vendor;

5.1.2.9 except in connection with operations in the Ordinary Course of Business and upon terms not materially adverse to the Target Corporation, amend in any material respect, or terminate (other than in accordance with its terms) any Contract material to the Business or the Target Corporation, or waive, release or assign any material rights or claims thereunder;

5.1.2.10 except in connection with operations in the Ordinary Course of Business and upon terms not materially adverse to the Target Corporation enter into any Contract material to the Business: (i) that has a term of, or requires the performance of any obligations over a period in excess of one month; or (ii) that cannot be terminated without penalty on less than one (1) months’ notice;

5.1.2.11 sell, lease (as lessor), transfer or otherwise dispose of, or mortgage, encumber, pledge or impose any Lien on, any of its assets or properties, other than dispositions of immaterial assets or properties for fair value in the Ordinary Course of Business;

5.1.2.12 create, incur, assume or guarantee any Indebtedness, other than Transaction Expenses, or extend or modify any existing Indebtedness, without prejudice to interest and debts shown in due diligence;

5.1.2.13 make any loans, advances or capital contributions to, or investments in, any Person;

5.1.2.14 cancel any debts owed to, or waive any material claims or rights held by the Target Corporation;

5.1.2.15 commence, settle or compromise any Action by or against the Target Corporation, other than settlements entered into in the Ordinary Course of Business and requiring only the payment of monetary Damages in an aggregate amount not to exceed $60,000;

5.1.2.16 incur expenses (including legal or other professional fees) in excess of $60,000 in the aggregate in connection with any ongoing, new or proposed Action involving or relating to the Target Corporation, but excluding any Transaction Expenses;

5.1.2.17 except as required by Applicable Laws or any existing Contract in effect on the Agreement Date: (i) institute or announce any increase in the compensation, bonuses or other benefits payable to any of its executive employees or consultants; (ii) enter into or amend any employment, consulting, severance or change of control agreement with any such Person; or (iii) enter into or adopt any Employee Plan;

5.1.2.18 enter into any transaction with any of its Affiliates, except transactions that are at prices and on terms and conditions not less favorable to the Target Corporation than could be obtained on an arm’s-length basis from unrelated third parties;

5.1.2.19 make any change in the accounting methods, principles or policies of the Target Corporation, other than any change required by Applicable Laws or a change in IFRS;

5.1.2.20 fail to file any material Tax Return when due or pay any material Tax when due (other than Taxes being contested in good faith), or make or change any Tax election;

5.1.2.21 fail to use commercially reasonable efforts to collect any accounts receivable when due;

5.1.2.22 fail to renew or otherwise keep in full force and effect any material License relating to its Business;

5.1.2.23 fail to use its best efforts to take all required steps and actions (including the payment of all fees and expenses) necessary to obtain, and maintain in good standing, any required Licenses; or

5.1.2.24 enter into any Contract with respect to any of the foregoing.

5.2	Access to Information.

From the Agreement Date until the earlier of the Closing Date or the Termination Date:

5.2.1 the Vendor will cause the Target Corporation to, subject to compliance with Applicable Laws, furnish to the Purchaser and their authorized representatives such additional information relating to the Target Corporation and their respective Business as the Purchaser or Somai may reasonably request; and

5.2.2 Somai will, subject to compliance with Applicable Laws, furnish to the Vendor such additional information relating to Somai and any other Somai Member Group and the Somai Business as the Vendor may reasonably request. Somai Business means the activities carried out by Somai, all the information of Somai necessary for the sale of the Purchased Share and all the information that the Bank best identified in the definition “Bank Debt” requests.

5.3	Notice of Certain Events.

5.3.1 From the Agreement Date until the earlier of the Closing or the Termination Date, the Vendor will promptly notify the Purchaser in writing of: (i) the Target Corporation Material Adverse Effect; (ii) any breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (iii) any notice or other communication from any third Person (including any Governmental Authority) alleging any required consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transaction; (iv) any Actions commenced or threatened against the Target Corporation that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to this Agreement or that relate to the completion of the Contemplated Transaction; and (v) any communications from any Governmental Authority relating to any License held or applied for by the Target Corporation.

5.3.2 From the Agreement Date until the earlier of the Closing Date or the Termination Date, Somai will promptly notify the Vendor in writing of: (i) any Somai Material Adverse Effect; (ii) breach of or default under this Agreement, or any event that would reasonably be expected to become a breach or default under this Agreement on or prior to the Closing; (iii) any notice or other communication from any third Person (including any Governmental Authority) alleging that any required consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transaction; (iv) any Actions commenced or threatened against any Somai Member Group that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to this Agreement or that relate to the completion of the Contemplated Transaction; and (v) any communications from any Governmental Authority relating to any License held or applied for by any Somai Member Group.

5.4	Efforts.

Subject to the terms and conditions of this Agreement, each Party will use its commercially reasonable efforts to satisfy the conditions to Closing to be satisfied by it under Article 6 and to cause the Closing to occur and to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to complete and make effective, in the most expeditious manner practicable, the Contemplated Transaction.

5.5	Exclusivity.

From the Agreement Date until the earlier of the Closing Time and the termination of this Agreement in accordance with its terms, except with the prior written consent of the Purchaser, the Vendor will not (and will cause all directors, officers, employees, agents, representatives and Affiliates acting on its behalf and/or on behalf of the Company (as applicable) not to): (i) solicit, initiate, encourage or accept any offer or proposal from any Person (other than the Somai Member Group and their respective representatives) concerning any merger, consolidation, sale or transfer of material assets, sale or transfer of any equity interests or other business combination involving the Target Corporation (an “Acquisition Proposal”); (ii) engage in any discussions or negotiations with any Person (other than the Somai Member Group and their respective representatives) concerning any Acquisition Proposal; or (iii) furnish any non-public information concerning the business, properties or assets of the Company to any Person (other than the Somai Member Group and their respective representatives), except as required to comply with any Applicable Laws or this Agreement or except in the Ordinary Course of Business. The Vendor will (and will cause the directors, officers, employees, agents, representatives acting on behalf of the Company to) immediately cease and cause to be terminated all existing discussions, negotiations or other communications with any Persons conducted heretofore with respect to any of the foregoing. The Vendor will immediately notify the Purchaser in writing upon receipt by the Target Corporation, or the Vendor, of any proposal, offer or inquiry regarding an Acquisition Proposal, which notice will indicate in reasonable detail the identity of the Person making such proposal, offer or inquiry and the terms and conditions of any such Acquisition Proposal.

5.6	Confidentiality.

5.6.1 Except with respect to an announcement pursuant to Section 11.11 of the Contemplated Transaction and disclosure to the Bank best identified in the Bank Debt definition, no Party shall disclose this Agreement or any other aspects of the Contemplated Transaction to any Person except (i) to its board of directors, senior management, employees and legal, accounting, financial or other professional advisors, but, in each case only to the extent that such representatives have been informed of the confidential nature of such information and are bound by an obligation to maintain the confidentiality of such information, (ii) as is required to enforce its rights or the obligations of another Party under this Agreement, or (iii) as may be required by any Applicable Laws and, then, only in compliance with Section 5.6.2.

5.6.2 In the event that a Party or any of its representatives is required by any Applicable Law in any proceeding to disclose this Agreement or any aspects of the Contemplated Transaction, such Party will provide the other Parties with prompt prior notice so that the other Parties (or any of them) may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that no other Party is able to obtain such protective order or other appropriate remedy, the first Party will furnish only that portion of this Agreement or the aspects of the Contemplated Transaction which it is advised by a written opinion of counsel is legally required, and will give the other Parties written notice of the information to be disclosed as far in advance as practicable, and will exercise commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the information so disclosed.

5.7	Expenses.

The Purchaser and the Vendor will each bear and pay their own respective costs and expenses incurred in connection with this Agreement and the Contemplated Transaction, whether or not the Contemplated Transaction is completed. The Target Corporation will not be responsible or liable for and will not pay any costs or expenses incurred in connection with this Agreement and the Contemplated Transaction (including the fees and expenses of any counsel, accountant or other advisor retained by or for the benefit of any such Person).

5.8	Post-Closing Deliverables

5.8.1 Within fourteen (14) days following the Closing Date: (i) the Vendor shall, or shall cause the Company to, deliver any documents and make all filings with the Governmental Authorities in Portugal as may be required for the purposes of registering the transfer of the Company Share from the Vendor to the Purchaser

5.8.2 Within forty-five (45) days following the Closing Date, the Vendor shall have delivered the Closing Financial Statements to the Purchaser, which financial statements shall reflect compliance of the Vendor’s covenants set out herein, as determined by the Purchaser and Somai, each acting reasonably.

5.9	Further Assurances.

At any time and from time to time following the Closing, at the reasonable request of any Party, each Party will execute and deliver, or cause to be executed and delivered, such other documents and instruments and will take, or cause to be taken, such further or other actions as any other Party may reasonably request or as otherwise may be reasonably necessary or desirable to evidence and make effective the Contemplated Transaction.

5.10	Termination of Certain Arrangements.

On or prior to the Closing Date, all payables, receivables, loans, Liabilities and other obligations between the Target Corporation on the one hand, and the Vendor or any of its other Affiliates on the other hand, will be repaid in full and extinguished.

5.11	Pending Debt Post-Payment of Defaulted Installments

It is hereby covenanted and agreed by the Vendor that subsequent to the payment of all Bank Debt defaulted installments as previously stipulated (in the amount of € 1,291,190.37 as of March 11 2024), the total amount of all pending debt of the Target Corporation will not exceed EUR 1,000,000 (one million euros) plus the remaining Bank Debt (in the amount of € 3,122,189.55 as of March 11, 2024). This amount includes, but is not limited to, any outstanding obligations, loans, credits, and financial liabilities owed by the Target Corporation (also including Akanda, CannaHealth, Catalyst and other related entities), whether due, accrued, contingent, or otherwise. The Vendor shall ensure that, at the time of the Closing, the sum total of all remaining indebtedness of the Target Corporation is capped at the aforementioned amount of € 1,000,000 plus the remaining Bank Debt. The Vendor is obligated to provide, no later than 10 (ten) days before the scheduled Closing Date, a detailed and certified accounting report to the Purchaser, evidencing the fulfillment of this covenant. This report must be prepared and certified by an independent accounting firm, confirming the exact amount of the Target Corporation’s pending debt post-payment of the defaulted installments.

ARTICLE 6
CONDITIONS PRECEDENT

6.1	Conditions to the Obligations of the Parties.

The obligations of the Parties to complete the Contemplated Transaction are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Purchaser and the Vendor, on or prior to the Closing Date, of each of the following conditions:

6.1.1 Governmental and Exchange Approvals. All consents, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority and the Exchange required to complete the Contemplated Transaction will have been obtained, taken or made, as applicable, and will remain in full force and effect, notwithstanding the publication contemplated in Section 4.3.2.

6.1.2 No Prohibitions. No provision of any Applicable Laws will prohibit or otherwise challenge the legality or validity of the Contemplated Transactions.

6.2	Conditions to the Obligations of the Vendor.

The obligations of the Vendor to complete the Contemplated Transaction are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Vendor, on or prior to the Closing Date, of each of the following further conditions:

6.2.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser set forth in this Agreement; (i) that is qualified by materiality or Somai Material Adverse Effect will be true and correct in all respects; and (ii) that is not so qualified will be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

6.2.2 Performance of Covenants. The Purchaser will have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

6.2.3 No Somai Material Adverse Effect. Between the Agreement Date and the Closing Date, there will have been no Somai Material Adverse Effect.

6.2.4 Certificate of Compliance. The Purchaser will have delivered to the Vendor a certificate dated the Closing Date, signed by an authorized officer of the Purchaser, certifying as to the satisfaction of the conditions set forth in Section 6.2.1, Section 6.2.2 and Section 6.2.3.

6.2.5 Board and Shareholder Approval. Akanda shall have received the requisite approvals from its board of directors and shareholders for the completion of the Contemplated Transaction and entry into the Transaction Documents as applicable.

6.2.6 Third Party Consents. The Purchaser will have obtained the written consents of, or given notifications (to the extent only notification is required) to any third party or Governmental Authority that Applicable Law requires consent or notification, in each case in form and substance reasonably satisfactory to the Vendor, and all such consents will remain in full force and effect.

6.2.7 Receipt of Closing Deliveries. Somai will have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.5.

6.3	Conditions to the Obligations of Purchaser.

The obligations of the Purchaser to complete the Contemplated Transaction are subject to the satisfaction or (to the extent permitted by Applicable Laws) waiver by the Purchaser, on or prior to the Closing Date, of each of the further conditions in the subsequent numbers is only dependent on compliance with the conditions listed in this clause. Should any of these conditions precedent not be fulfilled, it shall constitute grounds for the termination of this Contract by the Purchaser. In such an event, the advance payment of USD 500,000.00 made by the Purchaser (deposited in the escrow account at Lawson Lundell LLP) shall be subject to restitution to the Purchaser in full, without any deductions or penalties. The precedent conditions are the following:

6.3.1 Accuracy of Representations and Warranties. Each of the representations and warranties of the Vendor set forth in this Agreement and in any certificate or other writing delivered by them pursuant hereto: (i) that is qualified by materiality or Target Corporation Material Adverse Effect will be true and correct in all respects; and (ii) that is not so qualified will be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they will be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date).

Caixa de Crédito Agrícola Mútuo’s consent. It is a fundamental condition precedent to the Closing that the Vendor obtains the necessary consent from Caixa de Crédito Agrícola Mútuo (Caixa Central - Caixa de Crédito Agrícola Mútuo, C.R.L. and Caixa de Crédito Agrícola Mútuo do Alto Douro, C.R.L.) for the change in control and ownership of the Target Corporation, which is currently in default. Specifically, the Target Corporation is in default under the debt instruments to Caixa Central - Caixa de Crédito Agrícola Mútuo, C.R.L. and Caixa de Crédito Agrícola Mútuo do Alto Douro, C.R.L., [***]. This default has been ongoing since May 22, 2023. The Vendor must secure approval from Caixa de Crédito Agrícola Mútuo that acknowledges and consents to the transfer of control and ownership of the Target Corporation to the Purchaser, notwithstanding the current default status. Furthermore, the Vendor is required to ensure the reinstatement of the aforementioned loan facilities, or the provision of suitable alternative arrangements acceptable to Caixa de Crédito Agrícola Mútuo and the Purchaser, as a condition to proceeding with this transaction. The reinstatement of the loan facilities needs to be approved in writing by Caixa de Crédito Agrícola Mútuo, subject to the Purchaser’s express written approval of the terms of said reinstatement. The Closing is contingent upon fulfilling these conditions, including obtaining formal written consent and confirmation from Caixa de Crédito Agrícola Mútuo regarding the change in control and ownership and the reinstatement of the loan facilities to the satisfaction of the Purchaser. To obtain this Bank’s consent, the Purchaser is obliged to deliver all documents and provide all information requested by the Bank, within the period required by the Bank or within a reasonable period, if the Bank has not stipulated any period.

6.3.2 Obligation to Obtain Resignation or Dismissal of Statutory Body Members. The Vendor hereby agrees and is obligated, as a condition of this transaction, to secure the resignation or effectuate the dismissal of all members of the statutory bodies of the Target Corporation prior to the Closing Date. The Vendor shall ensure that all such resignations or dismissals are legally effective and that all necessary formalities are duly completed in accordance with the relevant laws and regulations governing the Target Corporation and its statutory bodies. In addition, the Vendor shall be solely responsible for any and all forms of compensation, severance, or any other payments or obligations arising from such resignations or dismissals. The Vendor expressly agrees to indemnify and hold harmless both the Purchaser and the Target Corporation from any claims, liabilities, costs, expenses, or payments associated with the resignation or dismissal of any members of the statutory bodies. The Vendor shall provide the Purchaser with written proof of each member’s resignation or dismissal, including any relevant legal documentation in the Closing Date, no later than 5 (five) days before the scheduled Closing Date. Failure to complete this obligation in a timely manner shall be considered a breach of this agreement and may, at the discretion of the Purchaser, result in a delay of the Closing Date, renegotiation of the terms of this agreement, or termination of the agreement altogether, with consequences as specified under the terms of the Agreement. This obligation is intended to ensure the smooth transition of control and management of the Target Corporation to the Purchaser and is a fundamental aspect of the agreement between the parties.

6.3.3 Performance of Covenants. The Vendor shall have performed or complied in all material respects with all covenants, agreements and obligations required by this Agreement to be performed or complied with by the Vendor on or prior to the Closing Date.

6.3.4 No Target Corporation Material Adverse Effect until the Closing Date. Between the Agreement Date and the Closing Date, there will have been no Target Corporation Material Adverse Effect.

6.3.5 Certificate of Compliance. The Vendor will have delivered to Somai a certificate dated the Closing Date, signed an authorized officer of the Vendor, certifying as to the satisfaction of the conditions set forth in Section 6.3.1, Section 6.3.2 and Section 6.3.3.

6.3.6 Third Party Consents. The Vendor will have obtained any other applicable written consent that is necessary for the completion of the Contemplated Transaction, and all such consents will remain in full force and effect.

6.3.7 Receipt of Closing Deliveries. The Vendor will, as applicable, have executed and delivered, or caused to be executed and delivered, all of the agreements, certificates and other documents specified in Section 2.4, all in form and substance reasonably satisfactory to Somai.

6.3.8 Company Financial Statements. The Vendor shall have delivered the Company Financial Statements to the Purchaser, which financial statements shall reflect the accuracy of representations and warranties of the Vendor as set out herein in respect of Company Financial Statements.

6.3.9 Intercompany Loans and RPK’s total indebtedness. All intercompany loans, shareholder loans, other loans, promissory notes or any other debt instruments, including the credit from Catalyst and other related companies’ credits, and interest, with the exception of Caixa Agricola Bank Debt, shall be extinguished at Closing, and the Purchaser or RPK, or any resulting issuer shall hold no obligation to repay any such loans or interest. The Vendor will provide attestation of RPK’s total indebtedness and that such indebtedness shall not exceed € 4,122.189,55 (€ 3,122.189,55 of Bank Debt owed to Caixa Agricola and €1,000,000 of current liabilities, including any off-balance sheet liabilities).

ARTICLE 7
INDEMNIFICATION

7.1	Indemnity by Vendor, Akanda and Cannahealth Limited

7.1.1 The Vendor, Akanda and Cannahealth (in consideration of $1.00 and other good and valuable consideration paid to the Vendor, Akanda and Cannahealth by the Purchaser, the receipt and sufficiency of all of which is acknowledged by the Vendor, Akanda and Cannahealth) will, jointly and severally, be liable to and indemnify the Purchaser, and the Target Corporation and defend and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever:

7.1.1.1 any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or any agreement delivered pursuant to this Agreement;

7.1.1.2 any breach or non-fulfilment of any covenant or obligation on the part of the Vendor contained in this Agreement or any agreement delivered pursuant to this Agreement;

7.1.1.3 any third party claim against the Target Corporation instituted prior to or after the Closing Time, which is based on an act or omission of the Vendor that occurred or commenced prior to the Closing Time.;

7.1.1.4 any Taxes, that exceeds the cap of one million dollars provided for in section 5.11, required to be paid by the Target Corporation relating to any period ending before the Closing Date and the portion of any Taxes relating to any period ending after the Closing Date that is attributable to the portion of that period ending before the Closing Date; and

7.1.1.5 all debts or liabilities, contingent or otherwise, of the Target Corporation) that exceeds the caps provided for in section 5.11, existing prior to the Closing Date or that arise from or after the Closing Date with respect to matters that occurred prior to the Closing Date

For greater certainty and without limiting the generality of the foregoing provision, the indemnity provided for in this Section 7.1 will extend to any Damages arising from any act, omission or state of facts that occurred or existed prior to the Closing Date, that exceeds the caps provided for in section 5.11. Furthermore, the limitation of liabilities set forth in this clause are absolute and shall not be cumulative, meaning that in no circumstances the overall limitation will exceed the total amount of USD 1,000,000 (one million dollars).

7.2	Indemnity by Purchaser

7.2.1 The Purchaser will be liable to and indemnify the Vendor and defend and save it fully harmless against, and will reimburse it for, any Damages arising from, in connection with or related in any manner whatsoever:

7.2.1.1 any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or any agreement delivered pursuant to this Agreement; and

7.2.1.2 any breach or non-fulfilment of any covenant or obligation on the part of the Purchaser contained in this Agreement or any agreement delivered pursuant to this Agreement;

7.3	Claim Notice.

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party will promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice will specify whether the potential Damages arise as a result of a claim by a Person against any Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Parties (a “Direct Claim”), and will also specify with reasonable particularity (to the extent that the information is available): (a) the factual basis for the Direct Claim or Third Party Claim, as the case may be; and (b) the amount of the potential Damages arising therefrom, to the extent known.

7.4	Limitation of Liability of Vendor, Akanda and Cannahealth Limited

The aggregate amount of all Damages for which the Vendor, Akanda and Cannahealth Limited will be liable to the Purchaser and the Target Corporation will not exceed USD 1,000,000 provided that, this Section 7 shall not apply to any Damages that arise as result of a breach of any of the Vendor Fundamental Representations or any Claims that arise from the fraud or intentional misrepresentation of the Vendor

7.5	Limitation of Liability of Purchaser.

The aggregate amount of all Damages for which the Purchaser will be liable to the Vendor will not exceed USD 1.000,000.00 provided that, this shall not apply to any Damages that arise as result of a breach of any of the Purchaser Fundamental Representations or any Claims that arise from the fraud or intentional misrepresentation of the Purchaser.

7.6	Indemnity Baskets

Notwithstanding any other provision of this Agreement:

7.6.1 The Vendor, Akanda and Cannahealth Limited will have no liability for Damages suffered or incurred by the Purchaser, or the Target Corporation, until the aggregate amount of all such Damages exceeds USD 50,000, and once the total of all such Damages exceeds the foregoing threshold, the Purchaser and/or the Target Corporation, shall be entitled to make an indemnity claim for all such Damages in excess of USD 50,000, provided that, the foregoing limitation shall not apply to any Damages suffered by the Purchaser or the Target Corporation as result of or in connection with a breach of the Vendor Fundamental Representations (or any of them), or any fraudulent or intentional misrepresentation on the part of the Vendor; and

7.6.2 The Purchaser will have no liability for Damages suffered or incurred by the Vendor, until the aggregate amount of all such Damages exceeds USD 50,000 and once the total of all such Damages exceeds the foregoing threshold, the Vendor shall be entitled to make an indemnity claim for all such Damages in excess of USD 50,000, provided that, the foregoing limitation shall not apply to any Damages suffered by the Vendor as result of or in connection with a breach of the Purchaser Fundamental Representations (or any of them), or any fraudulent or intentional misrepresentation on the part of the Purchaser.

7.6.3 The calculation of Damages payable to an Indemnified Party will not be affected by any inspection or inquiries made by on or behalf of the Party entitled to be indemnified under this Article 7.

ARTICLE 8
POST-CLOSING TAX RETURNS

8.1	Tax Returns

8.1.1.1	The Vendor shall, at its cost, cause the Target Corporation to prepare and file in a timely fashion all Tax returns required under any applicable Tax legislation (“Tax Returns”) to be filed by the them for (i) any period ending on or before the Closing Date (including as a consequence of the Closing) and for which Tax Returns have not been filed as of that date; and (ii) any period beginning prior to the Closing Date and ending after the Closing Date (collectively, the “Stub Period Returns”).

8.1.1.2	The Vendor and the Purchaser shall co-operate fully in good faith with each other and make available to each other in a timely fashion any information in their respective possession and that is reasonably required for the preparation and filing of the Stub Period Returns, and shall preserve that information in their respective possession until the expiration of any applicable limitation period under any applicable tax legislation. At the written request of the Purchaser, the Vendor shall provide to the Purchaser (and its tax advisors) for its review and approval a copy of the Stub Period Returns and Tax Returns 30 days prior to filing and the Purchaser will have the opportunity to fully comment on those Stub Period Returns prior to filing.

8.1.1.3	From and after the Closing Date, the Purchaser shall cause the Target Corporation to retain, until the expiration of any applicable limitation period under any applicable tax legislation, all books and records relating to any period ending on or before the Closing Date (including as a consequence of Closing) and that are reasonably required for the purpose of the preparation and filing of the Stub Period Returns. So long as such books and records are retained by the Target Corporation, the Vendor may inspect the same for the purpose of the preparation and filing of the Stub Period Returns.

8.1.1.4	After Closing, the Purchaser shall cause the Target Corporation to co-operate in a reasonable manner with the Vendor and its representatives for the purposes of the preparation of the Vendor’s accounts and the Tax Returns and in providing any information in the possession of the Target Corporation and that is reasonably required for those purposes. Without limiting the generality of the foregoing, the Purchaser shall, upon reasonable notice, cause the Target Corporation to provide the Vendor and its representatives reasonable access to those books and records in the possession of the Target Corporation that are reasonably required for the preparation of the Vendor’s accounts and the Tax Returns together with the assistance of those employees of the Target Corporation that the Vendor may reasonably request.

ARTICLE 9
TERMINATION

9.1	Grounds for Termination.

Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Contemplated Transaction may be abandoned at any time prior to the Closing:

9.1.1 by the mutual written agreement of the Parties;

9.1.2 by the Purchaser in the event of a material breach of any representation, warranty, covenant or agreement of the Vendor contained herein, including without limitation the non-fulfillment of any condition precedent set forth in Section 6, and the failure of the Vendor to cure such breach within ten (10) Business Days after receipt of written notice from Somai requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Purchaser;

9.1.3 by the Vendor in the event of a material breach of any representation, warranty, covenant or agreement of the Purchaser contained herein and the failure of the Purchaser to cure such breach within ten (10) Business Days after receipt of written notice from the Vendor requesting such breach to be cured; provided, however, that there will be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Vendor.

9.1.4 by any Party if any Governmental Authority will have issued a final and non-appealable order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the completion of the Contemplated Transaction or any Governmental Authority has refused to provide a consent or approval set forth, or required by the terms of this Agreement; or

9.1.5 by any Party if the Closing will not have occurred on or before March 22, 2024 (or such later date as may be agreed to in writing by the Purchaser and the Vendor); provided, however, that the right to terminate this Agreement under this Section 9.1.5 will not be available to any Party whose failure to fulfill any obligation under, or breach of any provision of, this Agreement will have been the cause of, or will have resulted in, the failure of the Closing to occur on or before the applicable date.

9.2	Notice of Termination.

Any Party desiring to terminate this Agreement pursuant to Section 9.1 will give written notice of such termination to the other Parties to this Agreement in accordance with Section 11.2, specifying the provision(s) pursuant to which such termination is effective.

9.3	Effect of Termination.

If this Agreement is terminated pursuant to this Article 9, this Agreement will forthwith become void and of no further force and effect and all rights and obligations of the Parties hereunder will be terminated without further liability of any Party to any other Party; provided, however, that: (i) the provisions of Sections 5.6 and 9.3, and Article 11, and the rights and obligations of the Parties thereunder, will survive any such termination; and (ii) nothing herein will relieve any Party from liability for willful or intentional breach, any Fraud Claim or any other liability arising prior to such termination under this Agreement prior to the date of termination. Furthermore, as a consequence to the termination of this Agreement, the advance payment of USD 500,000.00 made by the Purchaser (deposited in the escrow account at Lawson Lundell LLP) shall be immediately returned to the Purchaser in full, without any deductions or penalties, unless the termination of this Agreement was due to the fault of the Purchaser, in which case the Vendor will make the aforementioned amount its own.

ARTICLE 10
RELEASES

10.1	Vendor’s Release.

Except for obligations of Purchaser arising under this Agreement or any agreement delivered by the Purchaser pursuant to or in connection with this Agreement, the Vendor, on its own behalf, and on behalf of its shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors successors and assigns, with effect from the Closing, unconditionally and irrevocably waives, releases and forever discharges each of the Somai and the Target Corporation and each of their respective Affiliates and past, present and future shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors, successors and assigns (each, a “Somai Released Person”), from any and all liability of any kind or nature incurred or arising prior to Closing in connection with the either of the Vendor’s employment or engagement by, or through its legal or beneficial ownership of, the Company or any of its Affiliates, as applicable, in each case, whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, or due or to become due, and the Vendor acknowledges and agrees that such Person will not seek to recover any amounts in connection therewith or thereunder from any Somai Released Person; provided that, nothing in this Section 10.1 will be deemed to constitute a release by such Person of any right to enforce its rights under this Agreement or any agreement delivered in connection with or pursuant this Agreement or not otherwise released pursuant to this Section 10.1.

10.2	Purchaser’s Member Group Release.

Except for obligations of the Vendor arising under this Agreement or any agreement delivered by the Vendor pursuant to or in connection with this Agreement, the Purchaser, each Somai Member Group and each of their respective shareholders, partners, equityholders, directors, managers, officers, employees, agents, representatives, advisors, successors and assigns, with effect from the Closing, unconditionally and irrevocably waives, releases and forever discharges the Vendor from any and all liability of any kind or nature incurred or arising prior or after to Closing in connection with a Vendor’s engagement by, or through its legal or beneficial ownership of, the Company, whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, or due or to become due, and the Purchaser and each Somai Member Group acknowledges and agrees that it will not seek to recover any amounts in connection therewith or thereunder from the Vendor; provided that, nothing in this Section 10.2 will be deemed to constitute a release by such Person of any right to enforce its rights under this Agreement or any agreement delivered in connection with or pursuant this Agreement, or not otherwise released pursuant to this Section 10.2.

ARTICLE 11
GENERAL PROVISIONS

11.1	Non-Survival of Representations, Warranties and Covenants.

The representations, warranties or covenants contained in this Agreement shall survive the Closing Time for a period of one year unless otherwise specified in this Agreement.

11.2	Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email transmission (provided that the sender of such email transmission does not receive a delivery failure notice from the intended recipient in respect of such email transmission), or similar means of recorded electronic communication, addressed as follows:

11.2.1 If to the Purchaser, to:

Somai Pharmaceuticals, Unipessoal, Lda.

Lugar de Casal Pinheiro, Urbanização Pinheiros Park II, Bloco B,

Rua 13 de Maio, nº 52, 2580 - 507 Carregado

Attention: Vasiliki Koutelieri

Email: [***]

with a copy to:

NAME: Callum Kellas

E-mail: [***]

NAME: Anton Nakhodkin

E-mail: [***]

11.2.2 If to the Vendor, Akanda or Cannahealth, to:

Holigen LTD

Level 4, The Penthouse, Suite 2, Europa Business Centre,

Triq Dun Karm, Birkirkara, Malta

Attention: Katie Field

Email: [***]

Akanda Corp.

421 7 Ave SW #1600, Calgary, AB T2P 4K9, Canada Attention: Katie Field

Email: [***]

Cannahealth Limited,

Level 4, The Penthouse, Suite 2, Europa Business Centre,

Triq Dun Karm, Birkirkara, Malta

Attention: Katie Field

Email: [***]

Subject to the foregoing, a Notice is deemed to be given and received on the date on which it was delivered or transmitted if it is a Business Day and the delivery or transmission was made prior to 6:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

11.3	Counterparts.

This Agreement may be executed and delivered (including by electronic transmission) in any number of counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

11.4	Amendments and Waivers.

This Agreement may not be amended or waived except by an instrument in writing signed by an authorized representative of each Party. No course of conduct or failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.5	Severability.

Wherever possible, each provision hereof will be interpreted in such manner as to be effective and valid under Applicable Laws, but if any one or more of the provisions contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such provision will be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

11.6	Assignment; Successors and Assigns.

Neither this Agreement nor any of the rights, interests or obligations of any Party hereunder may be assigned, delegated or otherwise transferred by such Party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each other Party, and any attempt to make any such assignment, delegation or other transfer without such consent will be null and void; provided, however, that Somai may assign its rights, interests and obligations under this Agreement, without the consent of the other Parties, to any Person who acquires all or substantially all of the assets and business of Somai or to any Affiliate of Somai, subject to the assumption in writing by such Person or Affiliate of Somai’s obligations hereunder; and provided, further, that Somai may assign or encumber this Agreement or any of its rights and obligations hereunder as security for any Indebtedness of Somai or its Affiliates without the consent of the other Parties, and provided that the Bank accepts the terms of clause 6 and this does not delay the completion of the Contemplated Transaction. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

11.7	No Third Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any third party, other than the signatories to this Agreement and their respective successors and assigns permitted by Section 11.6, any right, remedy or claim under or by reason of this Agreement.

11.8	Governing Law and Dispute Resolution

11.8.1 This Agreement and all disputes and controversies relating to or arising out of this Agreement are governed by and will be interpreted and construed in accordance with the laws of Portugal.

11.8.2 Arbitration: Any dispute, controversy, or claim arising out of, relating to, or in connection with this agreement, or the breach, termination, or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules.

Number of Arbitrators: The arbitration shall be conducted by three arbitrators. Each party shall appoint one arbitrator, and the two arbitrators thus appointed shall appoint the third arbitrator who will act as the presiding arbitrator of the tribunal.

Seat of Arbitration: The seat, or legal place, of arbitration shall be Lisbon, Portugal. The tribunal shall have the discretion to conduct hearings at any location they consider appropriate, taking into account the convenience of the parties and witnesses.

Language of the Arbitration: The arbitration proceedings shall be conducted in the English language. All documents, evidence, and correspondence used in the arbitration proceedings shall be in, or translated into, English.

Application of UNCITRAL Rules: The arbitration shall be administered by the United Nations Commission on International Trade Law (UNCITRAL) in accordance with its rules and procedures, except as modified by this clause or unless the parties agree otherwise.

Final and Binding Decision: The decision or award resulting from such arbitration shall be final and binding upon the parties. The parties agree to carry out any award without delay and waive their rights to any form of appeal or review insofar as such waiver can validly be made.

Confidentiality: The arbitration proceedings and all related documents, materials, and information shall be kept confidential, except as may be necessary in connection with a judicial challenge to, or enforcement of, an award, or unless otherwise required by law.

11.9	Specific Performance.

The Parties agree that irreparable and ongoing Damages would occur in the event that any provision of this Agreement were not performed in accordance with its terms or otherwise was breached. Accordingly, each Party agrees that in the event of any actual or threatened breach of this Agreement by another Party, the non-breaching Party will be entitled, in addition to all other rights and remedies that it may have, to obtain injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any actual or threatened breach of any of such provisions and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual Damages. The prevailing Party in any action commenced under this Section 11.9 (whether through a monetary judgment, injunctive relief or otherwise) will be entitled to recover from the other Parties reimbursement for its reasonable legal fees and court costs incurred in connection with such action. Subject to any other provision hereof including, without limitation, Section 9.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties hereto.

11.10	Interpretation; Absence of Presumption.

11.10.1 The defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In this Agreement, except to the extent otherwise provided herein or that the context otherwise requires: (i) words used in the singular include the plural and words in the plural include the singular; (ii) reference to any gender includes the other gender and neuter; (iii) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”; (iv) the words “herein”, “hereof”, “hereto”, “hereunder” and words of similar import will be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (v) reference to any Article, Section, Exhibit or Schedule will mean such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition; (vi) reference to any Applicable Laws will mean such Applicable Laws (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability; and (vii) references to “$” are to the lawful currency of the United States unless otherwise stated. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder will fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

11.10.2 Each Party acknowledges and agrees that the Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

11.10.3 In the event of any inconsistency between the statements in this Agreement or the other schedules referred to herein, the statements in this Agreement will control and the other schedules referred to herein will be disregarded to the extent of such inconsistency.

11.11	Announcements.

None of the Parties may make a press release, public statement or announcement or other public disclosure in respect of this Agreement or the Contemplated Transaction without the prior written consent of the other Parties, unless required by Applicable Law or a Governmental Authority. Where such disclosure is required by Applicable Law or a Governmental Authority, the Party required to make such disclosure will provide notice to the other Parties as soon as reasonably possible and shall to the extent possible consult with the other Parties with respect to the content and timing of such disclosure.

11.12	Entire Agreement.

In addition to the due diligence carried out by the Purchaser, this Agreement (including the Exhibits referred to herein and which form part hereof) contain the complete agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, whether written or oral, with respect to the subject matter hereof and thereof. This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the Parties. There are no unwritten or oral agreements between the Parties.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, each Party has executed this Agreement.

AKANDA CORP.

By:	/s/ Katie Field
Name:
Title:

CANNAHEALTH LIMITED

By:	/s/ Katie Field
Name:
Title:

HOLIGEN HOLDINGS LIMITED

By:	/s/ Katie Field
Name:
Title:

SOMAI PHARMACEUTICALS UNIPESSOAL, LDA.

By:	/s/ Vasiliki Koutelieri
	Name:	Vasiliki Koutelieri
	Title:	Sole Director